D-28792



FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

RE
5-31-02

CanAlaska Ventures Ltd.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X   Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X   No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.
(Registrant)

Date: June 10, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules.*

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer


SEC MAIL PROCESSING
RECEIVED
JUN 12 2002
WASH, D.C.
154
SECTION

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 31, 2002

Item 3: Press Release

A Press release dated and issued May 31, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. announces Short Form Offering of 3,703,703 units at $0.27 for proceeds of $1,000,000. Each unit consisting of one common share and one common share purchase warrant. Each two warrants are exercisable to purchase one additional common share at $0.35 for a period of 12 months.

Item 5: Full Description of Material Change

See attached News Release dated May 31, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 3, 2002________________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing________________
Print name of signatory

__Corporate Secretary____________
Official capacity


PROCESSING
RECEIVED
JUN 12 2002
SEC MAIL
SECTION
WASH., D.C.
154

ADDENDUM TO THE REPORT PREPARED BY DAVID D. ADAMS ON THE RAINBOW HILL PROPERTY

By

CURTIS FREEMAN

AVALON DEVELOPMENT INC.

MARCH 2002

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDIX

This table of Contents is to be used as a reference tool to aid the reader in finding the required reporting section outlined in NI-43-101 in the original report prepared by David D. Adams.

TABLE OF CONTENTS

Introduction:

This addendum has been prepared by Avalon Development Corporation (Avalon) to supplement a report prepared by David D. Adams of Spectrum Resources, on the Rainbow Hill Property currently held by CanAlaska Ventures Ltd. in compliance with National Instrument 43-101, in order for CanAlaska to update its Annual Information Filing (AIF). The following sections were not addressed in the original report. No exploration has been conducted on the Property since the original report was prepared in 1996.

Disclaimer

The attached report has been prepared by Avalon using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. Consequently, the use of this report shall be at the user's sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of CanAlaska or David D. Adams.

Property Description and Location

Through its wholly-owned subsidiary, CanAlaska Resources Ltd. USA, the Company has acquired an interest in the 61 lode mining claims located in the State of Alaska, U.S.A., which comprised the "Rainbow Hill Project." CanAlaska Resources Ltd. USA was incorporated under the laws of the State of Nevada on May 16, 1988 and was registered to transact business in the State of Alaska on December 9, 1988.

The Valdez Creek Claims portion of the Rainbow Hill Project consists of a total of 10 unpatented federal lode mining claims (collectively, the "Valdez Creek Claims") all of which are wholly owned and free and clear of all rents or royalties. The Gold Hill claims portion of the Rainbow Hill Project consists of a total of 51 claims (collectively, the "Gold Hill Claims"), all of which are controlled by the Company through an agreement with Evolution Gold Resources Ltd. ("Evolution"). The Valdez Creek Claims and the Gold Hill Claims are collectively referred to as the "Rainbow Hill Claims".

The Company acquired the Valdez Creek Claims pursuant to an agreement with Go North Distributing Company ("Go North") dated June 27, 1988, as amended September 29, 1988 (the "Go North Agreement"). In consideration therefore, the Company paid the sum of US $25,000 and issued 50,000 Common Shares in its capital stock at a deemed price of $0.595 per common share to Go North. Since the date of execution of the Go North Agreement, all but the ten above-referenced Valdez Creek Claims have been relinquished by the Company.

The Company was granted an option to acquire up to a 50% interest in the Gold Hill Claims from Evolution, pursuant to an agreement dated for reference November 24, 1989, as amended September 21, 1994 and as amended November, 1995 and further amended October, 1999 (the "Gold Hill Agreement"). Pursuant to the terms of the Gold Hill Agreement, the Company has paid to Evolution US $28,500. In addition, the Company agreed to expend US $50,000 by July 1, 1996 and a further US $200,00 by July 1, 2005 on exploration and development of the Gold Hill Claims. The Estate of Kelly Dolphin (Mr. Dolphin was a former Director of the Company), holds a 3% NSR on the Gold Hill Claims.

During 1993/1994 the Company paid a total of US $53,352 in deferred federal and state fees on the Rainbow Hill Claims. To date, the Company has incurred US $969,044 in deferred exploration expenditures.

The Company and Evolution have a common director. Mr. Harry Barr, a Director of the Company, is also a director of Evolution. Evolution is a private company in which Mr. Barr has approximately a 33-1/3% interest. The remaining 66-2/3% interest in Evolution is held equally between the Estate of Kelly Dolphin (a former Director of the Company), and a relative of this former Director. See Item 13. "Interest of Management in Certain Transactions."

The Company has a 100% interest in eleven lode mining claims. In 1988, the claims were acquired for a cash payment of US $25,000 and the issuance of 37,500 post-consolidation shares of the Company (issued at $2.40 per share).

Sampling Method and Approach

A wide variety of rock and soil samples were collected during exploration program at Rainbow Hill. Such samples included rock grab samples (with obvious mineralization), rock chip channel samples, lithology characterization samples (where no mineralization was apparent), shovel soil samples in B horizon soils, 5 foot composite samples from reverse circulation drilling and variable lengths of diamond core split with a rock saw on-site.

Sample Preparation and Analyses and Security

All samples were stored in a secure warehouse at the project base camp managed by CanAlaska's prime geological contractors, Fairbanks Exploration Inc. and Spectrum Resources. Samples were delivered via truck by a CanAlaska employee to Bondar Clegg and/or Chemex Labs at their preparation laboratory facilities in Anchorage. Analytical work consisted of a variety of industry accepted methods, including gold by fire assay and multi-element inductively coupled plasma (ICP) or induced neutron activation analysis (INAA) analyses.

Data Verification

Metallic screen analyses were conducted on selected samples from the property to determine the accuracy and repeatability of standard –150 mesh assays. Significant nugget effect was observed in higher grade samples where coarse gold was observed in hand specimens. Limited check assay or standards were used besides internal blanks and standards used by Bondar Clegg and Chemex.

Adjacent Properties

The Rainbow Hill project is located near several small to moderate size properties owned by small companies or individuals. Several of these properties contain old placer gold mines and or lode gold-bearing prospects (Freeman and others, 1990). While some of these properties contain mineralization that may be similar to that known to exist on the Rainbow project, such mineralization does not appear to be directly related to that on the Rainbow Hill project. A discussion of these prospects is outside the scope of this report.

Mineral Processing and Metallurgical Testing

There has been no mineral processing or metallurgical testing on the Rainbow Hill project.

Other Relevant Data and Information

The are no other data available to the author that bear directly on the gold potential of the Rainbow Hill project.

STATEMENT OF QUALIFICATIONS

I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

3. I personally conducted and directed others in the fieldwork on the Rainbow Hill project between 1985 and 1996 and have been engaged by CanAlaska Ventures Ltd. to complete this addendum to the report written by Adams (1996).

4. I do not own any interest in the properties which comprise the Rainbow Hill project. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Rainbow Hill project.

5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

6. I approve of this report being used for any lawful purpose as may be required by CanAlaska Ventures, its subsidiaries or its affiliates.

DATED in Fairbanks, Alaska this 19th day of March 2002.

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFIED PROFESSIONAL GEOLOGIST
6901
AIPG
CURTIS J. FREEMAN

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

CanAlaska Ventures Ltd.

TSX Venture Exchange: C V V
OTCBB: C V V L F

NEWS RELEASE **May 31, 2002**

CanAlaska Ventures Ltd. (the "Company") announces that it has appointed Canaccord Capital Corporation ("Canaccord") as its agent to conduct an offering to the public pursuant to the Short Form Offering Policy of the TSX Venture Exchange.

The Offering will consist of 3,703,703 Units at an offering price of $0.27 per Unit. Each Unit consists of one common share (a "Share") and one common share purchase warrant (a "Warrant"). Each two Warrants are exercisable to purchase one additional common share at a price of $0.35 for a period of 12 months from the date of issuance of the Units. Canaccord will receive a cash commission of 8% of the gross proceeds of the sale of the Units, an administration fee of $7,500 and an Agent's Option, entitling it to purchase that number of shares that is equal to 10% of number of Units sold pursuant to the Offering at an exercise price of $0.35 per share for a period of 12 months following the closing of the Offering.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

CanAlaska Ventures Ltd.

TSX Venture Exchange: C V V
OTCBB: C V V L F

NEWS RELEASE **May 31, 2002**

Exploration Update Starlight Property, Manitoba

CanAlaska Ventures Ltd. reports that Valerie Gold Resources Limited, terminated its option to earn a 60% interest in the Starlight Diamond Project, where it had completed a 4,527 line kilometer airborne magnetic survey, and identified 14 isolated, circular to elliptical shaped magnetic anomalies which may be indicative of bodies of kimberlitic material, the potential host of diamonds. Additional ground follow up should be completed to determine the causative source of these anomalies.

The Starlight property is located approximately 120 km south east of Gillam, Manitoba and borders ground held by Falconbridge and DeBeers. A Manitoba Geological Survey Report indicates that Manitoba is geologically favourable for diamond occurrences. Several indicator minerals including G-10 garnets have been found in glacial till samples taken from an area 50km south west of the property. The direction of glacial transport suggests the source of indicator minerals may be in the vicinity of the Starlight claims.

CanAlaska is currently negotiating with other possible joint venture partners to further explore this property.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release S.E.C. 12g3-2(b) Reg #82-2131 CUSIP#45921W100 Listed: **Standard & Poors OTC**

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 24, 2002

Item 3: Press Release

A Press release dated and issued May 24, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

Completion of two private placements for proceeds of $915,000 and the termination of the Wawa and fire River Properties.

Item 5: Full Description of Material Change

See attached News Release dated May 24, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 29, 2002_______________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing________________
Print name of signatory

__Corporate Secretary____________
Official capacity

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.
2303 West 41st Avenue
Vancouver, BC
V6M 2A3

Item 2: Date of Material Change

May 31, 2002

Item 3: Press Release

A Press release dated and issued May 31, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Ventures Ltd. reports Valerie Gold Resources Limited has terminated its option to earn 60% interest in the Starlight Diamond Project in Manitoba.

Item 5: Full Description of Material Change

See attached News Release dated May 31, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary
Telephone: 604-685-1870
Facsimile: 604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 3, 2002_________________
Date

"Taryn Downing"
____
Signature of authorized signatory

__Taryn Downing_______________
Print name of signatory

__Corporate Secretary___________
Official capacity


CanAlaska
Ventures Ltd.
CDNX - CVV
OTCBB - CVVLF

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Toll Free 1-800-667-1870
(604) 685-1870 Fax: (604) 685-8045
Email: info@canalaska.com Website: www.canalaska.com

NEWS RELEASE **May 24, 2002**

Further to the news releases dated February 2nd, 2001 and November 22nd, 2001, the Company completed two private placements for gross proceeds of $915,000.

On another matter the Company terminated its agreements on the Wawa Diamond Project and the Fire River Diamond Project.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131 CUSIP#45921W100 Listed: **Standard & Poors OTC**


SEC MAIL
RECEIVED
PROCESSING
JUN 12 2002
WASH, D.C.
154
SECTION

A REPORT ON THE RAINBOW HILL CLAIMS

Prepared by:

David D. Adams, Spectrum Resources Inc

For CanAlaska Ventures Ltd.

December 4th, 1996.

EXECUTIVE SUMMARY

The Rainbow Hill project is located in central Alaska, approximately 225 road miles south of Fairbanks and 290 miles north of Anchorage (Figure 1). Roads accessing the project are maintained by the State of Alaska and private entities. The project consists of 61 unpatented Federal lode claims and 3 State prospecting sites covering approximately 1,500 acres. International CanAlaska Resources Ltd. (ICR) owns 10 claims and 3 prospecting sites free and clear of all rents or royalties; the remaining 51 claims are controlled by ICR through a long term lease agreement.

The project is situated approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounces of gold during its mine life which ended in 1996. Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek. Historic lode gold production, amounting to less than 1,000 ounces, came from the Black Creek mine, on the south end of Lucky Hill, and the Timberline Creek mine. The Rainbow Hill project is centered Gold Hill and Lucky Hill where most of the known lode gold occurrences of the district are found. ICR began a concerted effort to stake claims and explore the district beginning in 1983.

The general geology of the area is comprised of Jurassic to Cretaceous, folded, argillite, graywacke, siltstone and mafic volcanic tuff intruded by Tertiary and Cretaceous age intermediate igneous rocks. The area was subjected to lower greenschist to amphibolite facies metamorphism during the late Cretaceous and early Tertiary. Structures which controlled emplacement of gold mineralization include east-west-trending thrust faults and crosscutting high-angle faults. A set of northwest-trending high angle faults and dikes is also associated with gold mineralization. Strike offset of gold mineralization probably occurred along northwest- and northeast-trending faults.

During 1989 and 1990 ICR pursued reverse-circulation (RVC) drilling of the TMC zone, located on the south end of Lucky Hill. This drilling delineated a series of stacked gold-bearing zones over a vertical distance of 600 feet. The zones are characterized by visible arsenopyrite and pyrite, and locally visible gold, within a network of polyphase sericite-carbonate-quartz stockworks and veins ranging up to 12 inches thick. Metallic sieve assays indicate the presence of coarse gold; on the average these assays are approximately 30% higher than standard fire assays. The drilling indicated good continuity along strike (approximately 1,000 feet) and down-dip (approximately 200 feet). On this basis a "drill-inferred gold resource" for five areas, using simple block modeling, is estimated at 90,285 total ounces gold (lower cutoff 0.03 opt gold; weighted average grade 0.21 opt gold). The average true width of the mineralization is 17 feet although true widths as great as 70 feet grading 0.475 opt gold uncut occur. IP/resistivity data suggests the zone continues along strike to the west at least 1,000 feet and down-dip at least 500 feet.

During 1996 the Phase 1 drill project was completed on the Gold Hill prospect. Five RVC drill holes totaling 1,400 feet were centered on a gold-in-soil geochemical anomaly and an overlapping geophysical anomaly on the north flank of Gold Hill. The drilling intersected numerous diorite dikes and breccia zones associated with pervasive sericite-carbonate-quartz and tourmaline alteration and persistent anomalous gold values (up to 1,950 ppb gold). The drilling did not intersect the Gold Hill diorite stock which is exposed less that 1,000 feet west of the drill holes and considered to be an excellent target for further drilling. The Lucky thrust fault, exposed a few hundred feet south of the drill holes, may comprise structure-hosted gold target as well.


0 .5 1 Mile
N
Rainbow Hill Project
Limit of Valdez Creek Mine, >500,000 oz placer gold produced
Valdez Creek
Gold Hill Prospect
Lucky Top Prospect
Lucky Saddle Prospect
TMC Zone
Current estimated gold resource 90,285 oz
Project Location
ALASKA
Anchorage

Figure 1. Rainbow Hill Project location and prospect map.

Aerborne magnetic surveys, extensive hornfelsing and widespread evidence for shearing suggest the entire Lucky Hill/Gold Hill area is underlain by a shallow, structurally deformed, metaigneous complex. Precious metal targets on Lucky Hill which warrant further investigation include the Lucky Saddle prospect, located approximately 0.5 mi north of the TMC zone, and the Lucky Top prospect, located approximately one mile north of the TMC Zone. Trenches in the Lucky Saddle prospect exposed a 200 foot wide shear zone containing quartz-carbonate stockwork systems grading 20 feet at 0.05 opt gold and high grade samples grading up to 0.415 opt gold. Gold mineralization at the Lucky Saddle prospect is thought to be associated with the Lucky thrust fault. Gold mineralization at the Lucky Top prospect, where a short adit was driven in the 1930's, is hosted in the contact zone of the Lucky Hill diorite stock. Several samples of tourmaline-quartz altered hornfels and meta-diorite from this prospect contained highly anomalous gold values (up to 0.78 opt).

An extensive drilling program is recommended for the Rainbow Hill project during 1997. The proposed drill targets include the Gold Hill Prospect, the TMC Zone, the Lucky Saddle prospect and the Lucky Top prospect. Continued drilling of the Gold Hill prospect is expected to enable the calculation of a preliminary gold resource in this area. Additional drilling of the TMC zone will be focused on increasing the current gold resource of this zone by targeting down-dip extensions and by discovering new areas on the west extension of the zone. Exploratory drilling is also recommended for the Lucky Saddle and Lucky Top prospects. The total budget proposed for further drilling on the Rainbow Hill Project during 1997 is $US 1,160.150.

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

APPENDICES


0 20 40 Miles
N
Fairbanks
ALASKA
Alaska
Range
Alaska Range
Cantwell
Clearwater Mountains
Denali Hiway
Rainbow Hill Project
Healy A-1 Quadrangle
Paxson
Glennallen
Anchorage
64°
63°
62°
150°
147°
144°

Figure 2. Location map for the Rainbow Hill Project, Valdez Creek Mining District, Alaska.

INTRODUCTION

The Rainbow Hill project is located in upper Valdez Creek in the western Clearwater Mountains which occupy the south-central Alaska Range (Figure 2). The Valdez Creek Mine, which centered on a rich placer gold deposit on Valdez Creek about 3 miles downstream from the project was deactivated in 1996. Many workers in the area have suggested that the much of gold forming the Valdez Creek placer was derived from lode sources in the Lucky Hill and Gold Hill area. In fact most of the known lode gold occurrences in the district are located on these hills (Figure 3). Noteworthy occurrences include the TMC Zone, the Black Creek Mine, Lucky Saddle prospect and the Lucky Top prospect on Lucky Hill, and the Gold Hill prospect and Yellowhorn adit on Gold Hill.

ICR began exploration of the Rainbow Hill project in 1983 by staking claims and conducting detailed rock sampling and mapping. Stepped up exploration in following years resulted in the discovery TMC zone where drilling outlined a small gold resource (90,285 ounces) with potential for further expansion. Most recently (1996) drilling on the Gold Hill prospect has identified a zone of persistent low grade gold mineralization which will be the target of continued drilling in 1997. This report summarizes the current state of geologic knowledge about gold mineralization and resources in the Rainbow Hill project and makes recommendations for further exploration.


0
.5
1 MILE
N
Rainbow Hill Project
Valdez Creek Mine Reclamation
Lucky Gulch Prospect
Lucky Top Prospect
Gold Hill Prospect
Lucky Saddle Prospect
Timberline Creek Adit
TMC Zone
Black Ck Mine
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34

Figure 3. Gold prospect map for the Rainbow Hill Project area, Valdez Creek Mining District, Alaska.

Placer Mines / Prospects: 1. Valdez Creek Mine (reclaimed), 2. Timberline Creek, 3. Rusty Creek, 4. Lower White Creek 5. Upper Valdez Creek, 6. White Creek, 7. Upper White Creek, 8. Lucky Gulch, 9. Surprise Creek.

Lode Mines / Prospects: 10. Sunny, 11. Timberline Creek Adit, 12. Freda G., 13. Campbell-Boedeker, 14. Un-named, 15. Ole, 16. Upper Rusty Creek, 17. Wishbone, 18. Yellowhorn, 19. Accident, 20. Lucky Gulch Lode, 21. Gold Hill, 22. White Creek Adit, 23. Blarney, 24. Lucky Top, 25. Kaye, 26. Lucky Saddle, 27. TMC Zone, 28. Black Creek Mine, 29. Pipeline, 30. Cunningham Hill, 31. Gaucho, 32. Molar, 33. Crown Royal, 34. Surprise Creek.

2
PROPERTY LOCATION AND DESCRIPTION

The Rainbow Hill project area is located in the northwestern Healy A-1 quadrangle, Alaska and is situated approximately 120 air miles due south of Fairbanks, Alaska (Figure 2). The property boundary encompasses approximately 1,500 acres situated in the Lucky Hill/Gold Hill area of the northwestern Clearwater Mountains.

The Rainbow Hill project consists of a total of 61 unpatented federal lode mining claims and 3 State of Alaska prospecting sites (Figure 4). ICR owns 10 of these claims (CA claim block) and the 3 prospecting sites (WC block) free and clear. ICR controls the remaining 51 claims (Gold Hill block) through long term lease aggreements with Evolution Gold Resources. All claims are in good standing with no legal or environmental encumbrances.

Currently the Valdez Creek area is still under Federal jurisdiction and is regulated by the U.S. Bureau of Land Management. However, the State of Alaska recently selected the area for possible near future transfer of ownership. Existing federal mining claims are still valid, however, any new mining claims in the area must be staked in accordance with State regulations.

ACCESSIBILITY, GEOGRAPHY, CLIMATE AND LOCAL RESOURCES

The Rainbow Hill project area is located approximately 10 miles north of the Denali Hiway, an all-weather gravel road maintained year round by the State of Alaska. The project area can be accessed by road from Cantwell, located approximately 55 miles to the west, or from Paxson, located approximately 75 miles to the east (Figure 2). To reach the project by road one must turn north onto the Valdez Creek access road located approximately 0.5 miles east of the Susitna River bridge on the Denali Hiway. The road parallels the river for approximately 5.0 miles before winding east into the valley of Valdez Creek (Figure 3). The road passes through the reclaimed area of the Valdez Creek Mine, which was deactivated in 1996, and past a lake formed from a mine pit. Approximately 5.5 miles up the valley from the mouth of Valdez Creek the road crosses a shallow spot in the creek. The Rainbow Hill project lies approximately 1.5 miles beyond this crossing. There is also an unmaintained airstrip, suitable for small fixed wing traffic, located adjacent to Valdez Creek near the mouth of White Creek

The Rainbow Hill project area includes a portion of the western Clearwater Mountains, a subsidiary mountain belt of the southern Alaska Range. Elevations in the project area range from approximately 3,000 feet to 6,000 feet above sea level. Topography consists of a glacially dissected terrain with steeper ridges located to the south and generally subdued topography to the north. Vegetation consists of minor brush along some of the streams and alpine tundra dominating at elevations above about 3,500 feet. The area receives heavy snowfall during the winter months and is generally clear of snow from approximately mid-June to mid-September.


GOLD HILL CLAIM BLOCK
(Claims 1 - 51)
CA CLAIM BLOCK
(Claims 1 - 10)
0
.5
1 Mile
N

Figure 4. Claim map of the Rainbow Hill project, Valdez Creek Mining District, Alaska. Base from USGS Healy A-1 quadrangle.

GOLD MINING HISTORY

Although placer gold mining flourished in the Valdez Creek in the early 1900's, the first lode gold discovery, on Timberline Creek, did not occur until 1925 (Ross, 1938). The early placer miners recognized the fact that only the south tributaries of Valdez Creek contained significant placer gold resources suggesting that most of the lode sources lie in this area. The total placer gold production from the Valdez Creek Mine, which comprised most of the production from the entire district, is reported at 508,454 ounces (Bundtzen and others, 1996). The Valdez Creek Mine completed extensive reclamation in 1995 and final mine closure in September 1996. Placer gold production from small mining operations in White Creek and vicinity is roughly estimated at 5,000 ounces.

Lode gold production from the district amounts to approximately 1,581 (Bundtzen and others, 1996). The two largest lode gold mines in the Valdez Creek area, the Timberline Creek Mine and the Black Creek Mine (Figure 3), consisted of short adits driven along high grade veins. The Alaska Exploration and Mining Company operated the Timberline Creek mine from about 1928 to 1937 (Dessauer and Harvey, 1980). They constructed a ball mill and amalgamation plant but volume estimates of the tailings suggest little ore was processed. The Black Creek Mine, currently operated by Lightfoot Mining Company, is a small-scale operation consisting of three short adits. In the 1930's a short adit was driven at the Lucky Top Mine (Figure 3) and narrow gauge rails were installed. A small high grade sample from the adit returned 2 ounces of gold (Tuck, 1938) but the operation was abandoned soon thereafter.

Approximately six small placer mining "camps" can be found in the White Creek and upper Valdez Creek vicinity. One of the oldest established camps in the valley is found at the Black Creek lode gold mine operated by the Lightfoot Mining Company. The nearest commercial development is the Gracious House lodge, located on the Denali Hiway approximately 5.0 road miles east of the Susitna River bridge.

PREVIOUS WORK

Early geologic investigations of the Clearwater Mountains by the USGS were the first to discuss the regional geology of the Valdez Creek area (Moffit, 1912; Chapin, 1918). Government geologists which completed regional geologic studies in the 1930's and 1940's also mentioned some of the known mineral occurrences in this area (Ross, 1933; Tuck, 1938; Capps, 1940; Smith, 1938, 1939, 1941; Wimmler, 1925a, 1925b). Alaska state agencies, including the Alaska DGGS and the University of Alaska, completed topical studies concerning the mineralization in the region during the 1960's (Kaufman, 1964; Glavinovich, 1967). The Alaska DGGS facilitated a cooperative project with WGM and Dighem to acquire an aerial magnetic survey of the district in 1993 (ADGGS, 1994; WGM, 1994).

Studies of the Denali bench placers and the regional geology and geochemistry were completed by Smith (1970a, 1970b, 1973, 1981) and regional geochronological studies were completed by Smith and Lanphere (1971) and Turner and Smith (1974). Reger and Bundtzen (1990) investigated the glacial history of the Valdez Creek area. Herzberg (1981) studied gold occurrences in the Timberline Creek area. Davidson (1991) and Davidson and Hollister (1992) discuss the metamorphic and tectonic history of the Maclaren metamorphic belt.

Early placer miners made small forays after lode gold, but more serious exploration efforts to evaluate the lode gold potential in the headwaters of Valdez Creek did not begin until the early 1980's. Pray (1985) conducted reconnaissance sampling on Gold Hill and Lucky Hill. Principals of ICR staked the Gold Hill/Lucky Hill area in the 1983 and began reconnnaissance sampling and mapping programs soon thereafter (Freeman, 1986a, 1986b, 1987, 1988). During 1988 grid-based soil sampling and detailed rock sampling was completed on Lucky Hill (Freeman and Adams, 1988). The following year ICR excavated 12 trenches (total 1200 feet) along with chip channel sampling and detailed geologic mapping on the south flank of Lucky Hill (Freeman and Adams, 1989). This work resulted in the discovery of the TMC zone. ICR drill tested the TMC zone in September 1989 by collaring 7 RVC drill holes (1507.5 ft). Encouraging results stimulated an expanded drilling on the TMC zone and exploration of other prospects in the Lucky Hill/Gold Hill area during 1990 (Freeman and others, 1990). Exploration of the TMC zone during 1990 included 11,770 ft of RVC drilling (27 drill holes), 3,002 ft of diamond core drilling (11 drill holes), 32,850 line feet of IP/resistivity surveys and 15,350 line feet of VLF-EM surveys. Grid-based soil sampling and detailed rock sampling and mapping in the Lucky Hill/Gold Hill area were also conducted during 1990. During 1991 through 1995 ICR continued reconnaissance exploration of the Lucky Hill/Gold Hill area and staked additional claims in outlying areas. ICR and the USGS are completing a cooperative study of the detailed geochemistry and age of gold mineralization in the Valdez Creek Mining District (Adams and others, 1992; 1994).

GEOLOGY

The Valdez Creek area lies in south central Alaska and straddles a major, northeast-trending suture known as the Broxson Gulch thrust fault (BGF)(Figure 5). The BGF separates island arc terranes to the southeast, including Wrangellia and the Clearwater terrane, from continental margin arcs and other terranes and assemblages to the northwest, including the

Maclaren terrane and Kahiltna overlap assemblage (Nokleberg and others, 1985). The metamorphic grade increases from south to north and most rocks in the area have been subjected to some degree of dynamic metamorphism; notable exceptions include Wrangellia, the Eldorado Creek pluton and some late stage veins (Figure 5). All of the known lode and placer gold mineralization in the Valdez Creek area occurs within the Maclaren terrane.

The Maclaren terrane, a continental margin arc sequence, generally includes the Kahiltna overlap assemblage in the Valdez Creek area because of their similar ages and common metamorphic history (Nokleberg and others, 1994). The Kahiltna "flysch" was formed in a deep marine setting and consists of massive argillite and meta-graywacke with minor meta-siltstone, meta-tuff and meta-volcaniclastic rocks in fault contact with Wrangellia along the BGF (Figure 5). An upper age limit for the flysch sequence of Early Cretaceous is provided by K-Ar ages of 130 and 143 Ma (biotite and amphibole, respectively) obtained from the Eldorado Creek pluton which intrudes the sequence (Turner and Smith, 1974; Smith, 1981). Further north the flysch sequence is cut by the east-west-trending, north-dipping Lucky thrust fault (LTF) which juxtaposes upper plate rocks consisting of low grade phyllite and pelitic schist against the argillite sequence (Figure 5). The upper plate rocks persist northward where the metamorphic grade increases rapidly, transcending biotite-, garnet- and staurolite-bearing schist, and culminating with kyanite-bearing schist and interlayered gneiss and amphibolite exposed less than 3 miles north of the LTF. "First appearance" mineral isograds, including those for kyanite-in, staurolite-in, garnet-in and biotite-in, combined with detailed mapping in the Valdez Creek area suggest a inverted, Barrovian type metamorphic zonation (Smith, 1981; Davidson, 1991, 1992).

Metamorphic and deformational fabrics in the Valdez Creek area, including two penetrative schistosities and one nonpenetrative cleavage, suggest three deformation events (D1, D2 & D3) (Davidson, 1991). The oldest fabric (S1) consists of a north dipping, bedding-parallel foliation which only occurs within and north of the Valdez Creek shear zone. Kyanite+garnet psuedomorphs after staurolite occurring within this zone suggest reaction temperatures of at least 670°C and pressures of at least 8 kb (D1). Further south S1 is transposed by S2, defined as a north dipping, axial planar cleavage and preferred mica orientation. Davidson (1991) identified cordierite rims on garnet within S2, which suggest reaction pressures of 3.5 to 5 kb (D2). The P-T path outlined by these mineral parageneses suggest rapid, isothermal decompression of the hanging wall. In the southern portion of the belt S2 is deformed by a south dipping, axial planar cleavage of asymetric folds and nonpenetrative cleavage which indicate north-vergence (D3).

Four structural trends dominate the Valdez Creek area including a N60E trend, an east-west trend, a north-south trend and a N45W trend. The N60E and east-west and trends are defined by at least four major faults or fault zones and numerous axial traces of large to small scale folds. Major lithologic discontinuities are formed by the N60E-trending BGF and LTF.


VS
VSZ
ESB
Creek
LTF
BCF
EP
N
Windy
BGF
0
1
2 Miles
EXPLANATION
Late Cretaceous
Quartz monzodiorite, monzodiorite, quartz diorite and diorite.
East Susitna Batholith (ESB) and Valdez Creek Sill (VS): Quartz diorite, diorite and tonalite.
Late Jurassic - Early Cretaceous
Eldorado Creek Pluton (EP): Monzogabbro, monzodiorite, monzonite and theralite.
Tuffaceous and volcaniclastic rocks and argillite.
Argillite, siltstone and graywacke.
Staurolite-, almandine-, biotite- and chlorite-bearing schist.
Kyanite-, andalusite-, sillimanite-, staurolite- and almandine-bearing schist.
Triassic
Altered basalt, basaltic andesite and limestone lenses (Wrangellia).
Chlorite and muscovite schist, greenstone and marble (Clearwater terrane).
Lithologic contact.
Normal fault.
BCF = Black Creek Fault
Thrust fault.
VSZ = Valdez Creek Shear Zone
LTF = Lucky Thrust Fault
BGF = Broxson Gulch Thrust Fault
Overturned anticline.
Geology from Smith, 1981; Davidson, 1990; Freeman & others, 1990.

Figure 5. Regional geologic map of the Rainbow Hill project, Valdez Creek Mining District, AK.

The east-west trend, represented by a distinct air photo linear known as the Black Creek Fault (BCF), occurs within the argillite sequence and between the BGF and LTF (Figure 5). The BCF is recognized in the field as a zone of intense alteration and shearing. The BCF is speculated to be a high angle fault zone although the magnitude and orientation of slip is uncertain due to poor exposure. The north-south trend, which is defined by faults thought to be high angle and also relatively young compared to the other trends, appears to control drainage pattern of many of the south tributaries of Valdez Creek. Aeromagnetic linears for the Valdez Creek area suggest the presence of N45W and N60E fault trends (WGM, 1994). The geometry of these linears suggests the N45W trend post dates and laterally offsets the N60E trend. Magnetic shadow maps suggest a northwest fault offsets a magnetic high associated with the Black Creek intrusive and a magnetic low associated with the TMC zone (Figure 6). Northwest structural trends appear to control the drainage patterns of White Creek and Roosevelt Creek. The Valdez Creek shear zone, located approximately 1 mile north of Valdez Creek, consists of a series of north-dipping, parallel thrusts which form mineralogical discontinuities within the pelitic sequence (Figure 5). South-directed displacement of approximately 5 miles within this shear zone caused the inverted metamorphic gradient by juxtaposing high temperature, high pressure assemblages in the hanging wall rocks above lower temperature assemblages in the footwall rocks (Davidson, 1991; Davidson and others, 1992).

Axial traces of large scale folds trend west-southwest to southwest (Figure 5). The axis of a regional antiform is situated approximately half way between Valdez Creek and Windy Creek. The south limb of this large scale antiform is characterized by numerous tight, upright to overturned folds with south-dipping fold asymetry (northward vergence). The north limb of this antiform is characterized by isoclinal, recumbent folds, and axial planar thrusting, with north-dipping fold asymetry (southward vergence).

MINERAL DEPOSITS

Gold mineralization in the Rainbow Hill project area occurs as discrete zones of auriferous sulfide-carbonate-quartz stockworks and veins which generally trend east-west and dip variably north or south. Often the mineralized zones contain at least one set of larger veins and associated stockworks near the center. The geometry of the larger veins varies from nearly parallel with the dominant foliation to highly discordant. The gold-bearing zones are intimately related to structural zones as evidenced by well developed shear fabrics within these zones and the crosscutting relation with stratigraphy. Certain competent lithologies, including meta-diorite, meta-hornfels and massive argillite and graywacke, were susceptible to increased fracture permeability due to the competency contrast with enclosing argillite or phyllite. As a result gold mineralization is enhanced near the margins of these competent host rocks and at intersections of shears with these rocks.

Typically the gold mineralized zones consist of a central area of intense silicification, sericitization and carbonatization. In the Lucky Hill/Gold Hill area the mineralization is particularly well developed in intrusive host rocks and gold values are typically highest at and near the contact with metasedimentary rocks such as argillite and phyllite. A halo of moderate chloritization locally overlaps the central alteration types. Weak to moderate silicification, sericitization, carbonitization and local tourmalinization tends to form much broader halo


0
.5
1 MILES
N
BROAD MAGNETIC HIGH
BROAD
MAGNETIC
LOW
Magnetic High
Magnetic Low
Resistivity High
Magnetic Linear (Fault ?)

Figure 5. Aeromagnetic anomaly map for the Rainbow Hill project, Valdez Creek Mining District, Alaska.

extending up to several tens of meters outward from the central alteration zone. Anomalous arsenic typically forms an even broader geochemical halo around the gold mineralized zones. Mineralogy of the veins and stockworks includes quartz, carbonate, mica, sulfides and gold in decreasing abundance. Carbonate minerals include calcite and ankerite and micas include muscovite, sericite and chlorite. Muscovite is the most common mica constituent but chlorite is locally more abundant. Both chlorite and sericite occur as vein selvages or as vein envelopes up to 10's of feet in width. The most abundant sulfide minerals are pyrite and arsenopyrite; minor pyrrhotite, chalcopyrite, galena, stibnite and sphalerite occur locally. Higher gold contents generally correlate with higher sulfide contents. Coarse-grained visible gold and fine-grained gold are both present at most of the prospects although the proportion of coarse gold varies. For example, metallic sieve tests from the Black Creek Mine indicate 50 % to 90 % of the gold is >150 mesh. Microprobe analysis did not detect gold within crystal lattices of arsenopyrite from the TMC zone. The preponderance of coarse gold is also supported by recovery of some large placer gold nuggets (up to 52 ounces) from Lucky Gulch.

Gold Hill Prospect: The Gold Hill prospect along the ridgeline and on the north flank of Gold Hill (Figure 3). Trench mapping and sampling conducted during revealed extensive metamorphosed hornfels and dioritic dikes with minor quartz veins. Chip channel sampling of the trench exposures returned gold values up to 0.09 opt over 5 feet and 200 ppb over 15 feet.

Anomalous arsenic values are more widespread with values ranging up to 209 ppm. East-west- and northwest-trending gold-in-soil anomalies defined by 300 to 400 ppb gold values occur on the north and south flanks of Gold Hill. Drilling conducted on the prospect in 1996 discovered persistent low grade gold mineralization associated with the dikes and shear zones (see below).

TMC Zone: The TMC Zone straddles the south flank of Lucky Hill between White Creek and El Dorado Creek (Figure 3). Drilling and trench mapping of the TMC prospect reveals a series of south dipping, stacked, quartz-carbonate stockwork zones and veins hosted in south dipping dioritic sills and adjacent argillite; stockwork zones range from 15 to 25 feet in thickness. Veins range up 3 feet in thickness and are paralleled by networks of smaller veinlets. Two distinct vein sets are present in the discovery outcrop: i) a set trending approximately N55E and dipping 65 degrees south to vertical consists of larger carbonate-quartz veins with minor pyrite, and ii) a set trending nearly EW and dipping 65 degrees south to vertical consists of sericite-carbonate-quartz with abundant pyrite and arsenopyrite. Arsenopyrite occurs as large, deformed euhedra up to 1.5 cm across. In thin section quartz, calcite, pyrite and white mica appear to form an earlier paragenesis and ankeritic carbonate, arsenopyrite and chlorite appear to form a later paragenesis. IP/resistivity surveys of the TMC zone suggest continuation to the west (Warren, 1990). Average true width of mineralization is 17 feet although widths as great as 70 feet grading 0.475 opt gold were intersected (R23, 310'-380'). Drill logs and assays for the TMC zone suggest from east to west the stratigraphic dip increases and the mineralization dip decreases. Aerial magnetic data suggests possibly high angle, crossing faults trending N45W and N60E may offset the TMC zone. Block modeling was used to calculate a drill-inferred gold resource for a portion of the TMC zone (see below).

Lucky Saddle Prospect: The Lucky Saddle prospect lies on the south flank of Lucky Hill and just north of the TMC zone (Figure 3). This prospect was first identified as a large gold-in-soil anomaly approximately 3,400 feet by 800 feet and trending N50E. The zone is characterized by gold values up to 0.1 opt and averaging 0.029 opt and by anomalous mercury and arsenic values. Trenches excavated across the zone in 1989 exposed a variety of metamorphosed hornfels and small dioritic dikes which are cut by a shear zone approximately 200 feet wide. The shear zone contains at least 10 fault structures trending EW to N80E and dipping variably from 60 degrees south to 45 degrees north. The fault zone appears to represent an isolated portion of the LTF, essentially forming a klippe of upper plate rocks which host the gold mineralization. Chip channel samples returned gold values of 0.415 opt over a 5 foot interval and 0.05 opt over a 20 foot interval. Rock samples also returned highly anomalous arsenic, lead and zinc values and subanomalous antimony, silver and mercury.

Lucky Top Prospect: The Lucky Top prospect is located near the summit of Lucky Hill and approximately 0.5 miles south of the TMC zone (Figure 3). Gold mineralization at the prospect is hosted in a metamorphosed dioritic intrusive body and adjacent hornfels. Tourmaline-carbonate-quartz breccia with weak sulfide mineralization occurs along the contact of the intrusive. Grab samples of hornfels and breccia from the dump returned up to 0.78 opt gold and nearby rubble crop of altered intrusive returned gold values up to 0.11 opt gold (Freeman and Adams, 1988).

DEPOSIT MODEL

Gold mineralization on the Rainbow Hill project closely resembles mesothermal gold ore deposits of the Juneau Gold Belt, Alaska, the Mother Lode district, California and the Bridge River district of B.C., Canada. The metamorphic and structural characteristics as well as fluid inclusion and sulfur and oxygen isotopic data from these areas (Knopf, 1929; Boyle, 1979;

Kirkham, 1989; Fredricksen and Miller, 1989; Miller and Goldfarb, 1994; Miller and others, 1995; Goldfarb and others, 1988, 1991; Woodsworth and others, 1977; Leitch and others, 1989) are quite similar to those in the Valdez Creek district (Freeman and Adams, 1990, 1991; Adams and others, 1992; 1994). These data include evidence for low salinity, moderate to high temperature (approximately >300° C), moderate to high pressure (approximately >5 kb), CO_2-rich fluids. This evidence combined with isotopic and Ar-Ar age dates from the gold-bearing veins suggest the ore forming fluids probably originated from metamorphic dehydration reactions and metals probably were derived from the metamorphic rocks rather than plutonic sources. Argon-argon age dates of sericite from gold-bearing veins in the Rainbow Hill project area range from 57.6 to 63.1 Ma suggesting mineralization occurred during the waning of the Late Cretaceous to Early Tertiary regional metamorphism (Adams and others, 1994). This age range straddles the frequency peak of biotite ages for surrounding metamorphic rocks, suggesting either a protracted mineralizing event or two events. Mineralogical evidence and Au:Ag ratios support the latter speculation. Host rocks, including carbonaceous, calcareous and pelitic protoliths intruded by dioritic intrusives, were folded and faulted during the metamorphic event. The more massive, competent host rocks, such as massive argillite, dioritic intrusives and hornfels, were most susceptible to increased fracture permeability and therefore formed favorable zones for ore fluid circulation and gold mineralization. The gold mineralization is manifested as stacked, structurally controlled zones associated low to moderate angle faults or with high angle vein and fault structures.

PHASE 1 DRILL PROGRAM SUMMARY

The Phase 1 drill program on the Gold Hill prospect consisted of five RVC drill holes which were completed between September 13 and September 29, 1996. The drill holes are located just east of the Gold Hill diorite stock and within a northwest-trending dike swarm associated with the stock (Figure 7). The north-dipping Lucky thrust fault is exposed just south of the drill holes. The drilling targeted the source of gold-anomalous rock and soil samples, the source of auriferous fault breccias forming rubble, and geophysical anomalies on the north flank of Gold Hill. The drill samples were analyzed for gold by atomic absorption and standard fire assay and for a suite of 32 trace elements (Appendix 1). Results from the Phase 1 drill program are summarized in Table 1.

A north-south drill section constructed through the prospect indicates there is persistent low grade gold mineralization in the upper portions of the drill holes (Figure 8). The gold mineralization is associated with a series of north-dipping, altered dioritic dikes. Higher gold values appear to be localized along the faulted contact zones of the dikes. Quartz-carbonate and tourmaline alteration is ubiquitous. Gold mineralization is associated with zones of intense arsenopyrite-pyrite-sericite-calcite-quartz stockworks and with quartz-carbonate-tourmaline-altered fault breccias hosted in biotite schist, biotite-tourmaline-quartz hornfels and hornblende diorite dikes.


0
500
1000 FT
N
Res (+)
Gold Hill Diorite
Gold Hill Claims
Yellowhorn Adit
Lucky Saddle Thrust Fault Zone
Lucky Gulch
Hornfels pendant
4000
200 ppb Au-in-soils
50 ppb Au-in-soils
GHR96-3
GHR96-4
GHR96-5
4974
3500
4500
Mag (-)
Sec. 11
Sec. 14
Sec. 12
Sec. 13
Explanation
Gold Hill Meta-Diorite
Meta-Gabbro dike
Fault
Mag (-)
Res (+)
Lithologic contact
Gold-in-soil anomaly

Figure 7. Gold Hill Prospect drill hole location and generalized geologic map.


North
A
South
A'
Elevation
4900'
4800'
4700'
4600'
4500'
4400'
4300'
4200'
4100'
4000'
3900'
GHR96-1
GHR96-2
GHR96-4
GHR96-3
40' @ 0.01
160' @ 0.006
20' @ 0.028
175' @ 0.008
10' @ 0.022
TD 205'
15' @ 0.023
TD 245'
10' @ 0.023
15' @ 0.01
210' @ 0.004
TD 315'
5' @ 0.022
135' @ 0.003
10' @ 0.011
TD 330'
5' @ 0.013
Lucky Thrust Fault
Gold Hill Diorite Stock
0
100
200 FT

Figure 8. Gold Hill prospect north - south drill section.

Approximately 34% of all drill samples returned gold values greater than 100 ppb (Appendix 1) which suggests anomalous gold values are widespread. Anomalous arsenic values (up to 4,910 ppm) are also quite common, which aggrees with the observation of ubiquitous fine-grained arsenopyrite in the drill cuttings (Appendix 2).

Several rock grab samples were collected from rubble on or near the drill pads. One sample consisting of sheared, quartz-sericite-altered quartzite with vuggy quartz-pyrite veinlets returned a gold value of 24 g/t (Appendix 3).

Table 1. Summary of RVC drilling intercepts and gold values* for the 1996 Gold Hill Prospect, Phase 1 drill program.

Drill Hole	Azim.	Inclination	Collar Elevation (Feet)	Intercept (Footage)	Width (Feet)	-150 Mesh Fire Assay (opt gold)
GHR96-1	---	-90	4,850	0-175	175	0.008
including				15-35	20	0.028
"				140-155	15	0.023
"				140-170	30	0.016
GHR96-2	137	-60	4,850	0-160	160	0.005
including				15-55	40	0.01
"				150-160	10	0.022
GHR96-3	---	-90	4,400	0-135	135	0.003
including				130-135	5	0.022
				230-240	10	0.011
				315-320	5	0.013
GHR96-4	---	-90	4,600	0-210	210	0.004
including				60-70	10	0.023
"				110-125	15	0.009
GHR96-5	---	-90	4,575	0-305	305	0.004
including				20-35	15	0.012
"				215-220	5	0.039
"				215-305	90	0.006
"				290-305	15	0.012

*Intercepts selected using lower cutoff of approximately 0.003 opt gold. Gold values are troy ounces per short ton.


MURPHY LODE CLAIMS
LUCKY CLAIMS
0 500 1000 FEET
N
GOLD HILL CLAIMS
Areas 1 - 4, Table 1
CA CLAIMS
Area 5, Table 1
OSM CLAIMS
BLACK CREEK LODE CLAIMS

Figure 9. RVC and diamond core drill hole location map showing surface projection of Areas 1 - 5, Table 1, Rainbow Hill Project, Valdez Creek Mining District, Alaska.

TMC ZONE DRILL-INFERRED GOLD RESOURCE

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 RVC and core drilling (Appendix 4), although surface trench channel sample intervals are cited in two instances. According to the terminology of Harris (1984) this estimate might also be classified as a "geologic resource", since "modest close-spaced drilling" delineates the occurrence on two sides. The gold resource estimate does not represent a "proven reserve" or a valuation of the project. The results of the gold resource estimate are shown in Table 2.

A series of north-south drill sections were compiled to interpret the dip angle and continuity along strike of the gold mineralization in five areas (Appendix 5)(Freeman and others, 1990). Figure 9 is a plan map showing the locations of all drill holes and the location of "Areas 1 - 5" where the gold resource is situated. A more detailed map of Areas 1 - 4 showing the locations of drill sections used for the resource estimate is shown in Figure 10. Areas 1 through 4 are contiguous along strike from the discovery outcrop (30,430' E) to drill holes R-23 and R-24 (29,750' E) representing approximately 1,000 feet of strike length. Area 5 is situated at the east end of the TMC zone at drill holes R-21 and R-22 (31,580' E).

Table 2. Drill indicated gold resource estimate for the TMC zone. The lower cutoff is 0.03 opt; tonnage factor equals 12 cubic feet per ton. Grades are uncut weighted average metallic sieve analyses, except for blocks 1 and 17, where only standard fire assays were available.

Area	Block Number	Drill Hole	East Section Line	Strike Length (Feet)	Dip Length (Feet)	Thickness (Feet)	Tonnage (Short Ton Unit)	Grade (opt Gold)
1	1	C5	29,750	200	90	2	3,000	0.116
1	2	R25	29,550	190	100	10	15,833	0.102
1	3	R23	29,750	200	90	70	105,000	0.475
1	4	R24	29,750	200	100	20	33,333	0.033
1	5	R11	29,950	195	100	25	40,625	0.105
2	6	R24	29,750	200	75	10	12,500	0.110
2	6a	R24	29,750	200	75	10	12,500	0.102
2	7	R11	29,950	195	100	25	40,625	0.026
2	8	R10	30,145	165	125	5	8,594	0.136
2	9	R10	30,145	165	125	5	8,594	0.169
3	10	R24	29,750	200	65	5	5,417	0.126
3	11	R11	29,950	195	100	10	16,250	0.156
3	12	C4	30,145	165	125	3	5,156	0.107
4	13	R1,R20	30,280	145	25	14	4,229	0.162
4	14	R5,C7	30,280	145	50	10	6,042	0.260
4	15	Tr 6	30,450	185	25	10	3,854	0.263
4	16	R6	30,450	185	65	14	14,029	0.266
4	17	R5,C7	30,450	185	50	1	771	0.136
4	18	C2	30,450	185	40	10	6,167	0.134
5	19	R22	31,580	200	75	5	6,250	0.004
5	20	R22	31,580	200	75	15	18,750	0.175
5	21	R22	31,580	200	90	10	15,000	0.100

GOLD RESOURCE SUMMARY:

Area 1: 197,791 tons grading 0.337 opt (66,655 total ounces gold), average thickness is 26 feet.
Area 2: 82,813 tons grading 0.086 opt (7,122 total ounces gold), average thickness is 13 feet.
Area 3: 26,823 tons grading 0.141 opt (3,769 total ounces gold), average thickness is 6 feet.
Area 4: 35,092 tons grading 0.226 opt (7,933 total ounces gold), average thickness is 10 feet.
Area 5: 40,000 tons grading 0.120 opt (4,806 total ounces gold), average thickness is 10 feet.

Areas 1 - 5: Total tons = 382,519
Total Ounces Gold = 90,285
Average Thickness = 17 Feet


Gold Hill Claim Block
CA Claim Block
Black Creek Claim Block
Area 1
Area 2
Area 3
Area 4
Longitudinal Section 16,750 N
Section 29,750 E
Section 29,950 E
Section 30,145 E
Section 30,280 E
Section 30,430 E
C1
C2
C3
C4
C5
C6
C7
C8
C9
C10
R1
R2
R3
R4
R5
R6
R8
R9
R10
R11
R12
R23,R24
R25
R26
4300
4400
4500
4600
4700
4800
4900
0
100
200 FT
N

Figure 10. TMC Zone drill hole and section location map for Areas 1 - 4.

The gold resource was calculated using a simple cross-section and block model method; individual blocks extend one half the distance to the nearest cross-section along strike and one half the distance to the nearest drill hole along the dip slope. A longitudinal east-west section illustrating the geometry of the resource 'blocks' is shown in Figure 11. True width intercepts and a lower cutoff grade of 0.03 opt gold were used in the calculations (Appendix 4). Weighted average grades were determined from a combination of both metallic sieve and standard fire assay values. It should be noted that the weighted average grade determined by metallic sieve results is approximately 38 % higher than that determined by standard fire assay results (Freeman, 1991).

The drill indicated gold resource of Area 1, on the west end of the TMC Zone, is the largest of all five areas (Table 2) and is the lowest area topographically. The inferred resource in Area 1 is estimated at 197,791 tons grading 0.337 opt gold (66,655 total contained ounces); average thickness is 26 feet and the dip is 30 to 50 degrees south. A strike length of approximately 400 feet was assumed.

The drill indicated gold resource of Area 2 is estimated at 82,813 tons grading 0.086 opt gold (7,122 total contained ounces)(Table 2). Three mineralized zones intercepted in Area 1 resemble those in Area 2 suggesting good continuity along strike. Average thickness for each zone is 13 feet.

The drill indicated gold resource of Area 3 is estimated at 26,823 tons grading 0.141 opt gold (3,769 total ounces gold)(Table 2). Average thickness is 6 feet. Gold mineralization associated with Area 3 may be continuous over a strike length of 575 feet and is open at depth in the vicinity of holes R24 and R11. Comparison of drill logs and assays indicates good continuity of the host structure but a large variation in gold values along strike. Mineralization in Area 3 dips 40 to 50 degrees south suggesting a steepening of towards the east.

The drill indicated gold resource of Area 4 is located adjacent to the TMC zone discovery trench and is the highest in topographic elevation. The inferred resource of Area 4 is estimated at 35,092 tons grading 0.226 opt (7,933 total contained ounces gold)(Table 2). The mineralized zones ,may be continuous over a 330 foot strike length and may dip 40 to 60 degrees south. This suggests eastward steepening of the gold mineralization. In contrast, the dioritic rocks units hosting the gold mineralization flatten eastward. Up to two zones occur and an average thickness of 10 feet. Mineralized zones in Area 4 have been extended down dip approximately 165 feet from the surface based on trench sampling.

The drill indicated gold resource of Area 5 is estimated at 40,000 tons grading 0.12 opt gold (4,806 total ounces)(Table 2). This block provides the smallest contribution to the total gold resource estimate for the TMC zone. Gold mineralization in approximately 3 zones is assumed continuous over a strike length of approximately 200 feet and dips approximately 45 degrees south. The average thickness is 10 feet. Drill holes located between Area 4 and Area 5 did not intercept significant mineralization and therefore no resource blocks are calculated there.

In summary the total tonnage for Areas 1 - 5 is 382,519 short tons and the weighted average grade for Areas 1 - 5 is 0.21 opt gold, which yields a total gold resource of 80,329 ounces. The total gold resource determined as a summation of the five individual 'Areas' is 90,285 ounces (Table 2). It must be noted that the mineralized zones are open down dip in Areas 1 - 3 and along strike to the west where additional drilling could increase the gold resource.


TMC Zone
Longitudinal Section 16,750 N
Valdez Creek Mining District, Alaska
Elevation
Break
in
Section
4900 FT
4800 FT
4700 FT
4600 FT
4500 FT
4400 FT
4300 FT
4200 FT
4,900 FT
4,800 FT
4,700 FT
4,600 FT
4,500 FT
4,400 FT
4,300 FT
4,200 FT
Block 13: 14 ft @ 0.162
Block 14: 10 ft @ 0.26
Block 15: 10 ft @ 0.263
TMC Discovery Zone
Block 16: 14 ft @ 0.211
Block 17: 1 ft @ 0.136
Block 18: 10 ft @ 0.134
Block 12: 3 ft @ 0.107
5 ft @ 0.061
1 ft @ 0.043
10 ft @ 0.018
6 ft @ 0.068
Block 11: 10 ft @ 0.156
Block 10: 6 ft @ 0.126
Block 6: 10 ft @ 0.11
Block 6A: 10 ft @ 0.102
Block 8: 5 ft @ 0.136
Block 9: 5 ft @ 0.169
Block 2: 2 ft @ 0.116
Block 7: 25 ft @ 0.026
Block 2: 10 ft @ 0.102
Block 3: 70 ft @ 0.475
Block 5: 25 ft @ 0.169
Block 4: 20 ft @ 0.033
Block 19: 5 ft @ 0.004
Block 20: 10 ft @ 0.1
Block 21: 15 ft @ 0.175
29,500E
29,600E
29,700E
29,800E
29,900E
30,000E
30,100E
30,200E
29,500E
29,600E
29,800E
29,900E
30,000E

Figure 11. East-west longitudinal section of the TMC Zone gold resource model, Rainbow Hill Project, Valdez Creek Mining District, AK.

RECOMMENDATIONS

The 1997 exploration plan I recommend for the Rainbow Hill project focuses on continued RVC drilling. Prioritized drill targets include the Gold Hill prospect, the TMC zone, the Lucky Saddle Zone and the Lucky Top prospect. Drilling at the Gold Hill prospect should be designed to follow up low grade gold mineralization discovered on the north flank of Gold Hill during 1996 drilling. I recommend approximately 3,000 feet of drilling to accomplish this goal at an estimated cost of approximately $US 201,706 (Phase 2-A drill program, Table 3). Completion of this drill program should enable the calculation of a preliminary gold resource estimate for this prospect. It is important at this stage of development of the project, based on encouraging results from the Gold Hill drilling, to pursue additional drilling of the TMC zone to increase its current drill indicated gold resource (Phase 2-B drill program, Table 4). The Phase 2-B drill program would consist of approximately 6,000 feet of drilling at an estimated cost of $US 325,078. I recommend routine metallic sieve analyses be obtained for all future drilling. This procedure will add significantly to the exploration costs, but is considered essential due to the common presence of coarse gold on the project.

The drilling strategy I recommend for the Gold Hill prospect (Phase 2-A) is to continue drilling to the west of the area drilled during the 1996 Phase 1 drill program. The targets of this drilling include the Gold Hill diorite stock and its contact zone; and the Lucky thrust fault zone. Low grade gold mineralization present within and adjacent to dikes associated with the stock suggests the stock may have a gold affinity and therefore comprises a large-scale target. The drill data indicates that higher gold values occur along the sheared contacts of the dikes. This suggests the Lucky thrust fault zone, which was apparently not intersected by Phase 1 drilling, also comprises a significant drill target. Deeper drilling in general, to at least 500 feet, may be required to intersect these targets. I recommend a drill hole spacing of 500 feet on a continuation of the established grid. Vertical and south-inclined drill holes are recommended in order to cut the north-dipping structures.

I recommend a drilling strategy for the TMC zone which targets the strike and down-dip extensions of this zone. Drill hole placement strategy for the TMC zone is two-fold. First, a series of drill holes should be collared using 200 foot centers along the west extension of the drill line established during 1990. Previous I.P. geophysical surveys conducted in this area should be used to most accurately position the collar locations. The goal of this drilling is to discover new areas of gold mineralization which may be present. Second, a new drill line should be established approximately 300 feet to the south of the 1990 drill line. A series of drill holes should be positioned using 200 foot centers along the new drill line and should be collared at locations to the south and southwest of drill holes R23 and C5. The goal of drilling along this new drill line is to extend the gold resource of Areas 1, 2 and 3 to the south by intersecting the down-dip extensions of the zone. Drill sections constructed through these areas suggest the holes should be drilled to depths of 300 to 500 feet. The steep south dip of the zone generally dictates north-inclined drill holes, although past experience shows a combination of vertical and inclined drill holes is best to accurately delineate the zone.

Table 3. Rainbow Hill Project Proposed 1997 Phase 2 - A Drill Program Budget.

Phase 2 A - Gold Hill prospect

LABOR		
Project Manager 75 days x 275/day		20,625
Snr. Geol. 1 x 3 mo x 4000/mo		12,000
Field Asst. 2 x 2 mo x 3000/mo		12,000
General Labor/Dozer Operator 2 mo x 4000/mo		8,000
Other Labor/Cook 2 mo x 3000/mo		6,000
Labor, Taxes, ESD, etc, @ 15 %		8,794
	Total Labor: $	67,419
INVOICED		
Field Supplies-Expendible		3,000
Camp Supplies & Facilities		2,500
Office Supplies		750
Blueline/mylar		500
Groceries/Film/misc.		500
Ext. Veh. Rent. 4WD 2 x 2mo x 1500/mo		6,000
Ext. Heavy Equip. Rent D4H dozer 2.0 mo x 4,500/mo		9,000
Ext. Heavy Equip. Rent D9 dozer 20 hrs x 180/hr		3,600
Ext. Comm. Radio-phone, hand units		2,000
Ext. RVC Drill 3,000 x 15/ft		45,000
Ext. Analytical 600 drill samples x 25/sample		15,000
Ext. Analytical 600 met. seive samples x 20/sample		12,000
Freight 10,000 x 0.2/lb		2,000
Fuel/Auto		2,000
Fuel/Heavy Equip., Generators		6,000
Fuel/Other - Propane, white gas, etc.		800
Vehicle maintenance 2 mo x 500/mo		1,000
Hotel/Motel (ICA)		1,000
Final report (labor, supplies, etc.)		1,500
Meals/Restaurant (ICA)		800
Miscellaneous (Phone, postage, etc...)		1,000
	Total Invoiced: $	115,950
	Total Labor + Invoiced: $	183,369
	G&A OH @ 10%: $	18,337
	Total 1997 Phase 2-A Drill Program Budget: U.S.$	201,706

Table 4. Rainbow Hill Project Proposed 1997 Phase 2 - B Drill Program Budget.

Phase 2 B - TMC Zone

LABOR		
Project Manager. 100 days x 275/day		27,500
Snr. Geol. 1 x 3 mo x 4000/mo		12,000
Field Asst. 2 x 2 mo x 3500/mo		14,000
Expediter 2 mo x 2500/month		5,000
General Labor/Dozer Operator 2 mo x 4000/mo		8,000
Other Labor/Cook 2 mo x 3000/mo		6,000
Labor, Taxes, ESD, etc, @ 15 %		10,875
	Total Labor: $	83,375
INVOICED		
Field Supplies-Expendible		4,000
Camp Supplies & Facilities		3,500
Office Supplies		1,000
Blueline/mylar		750
Groceries/Film/misc.		800
Ext. Veh. Rent. 4WD 2 x 3mo x 1500/mo		9,000
Field Trans. - 4WD ATV x 1 x 5000		5,000
Ext. Heavy Equip. Rent D8 dozer 60 hrs x 150/hr		9,000
Ext. Comm. Radio-phone, hand units		5,000
Ext. RVC Drill 6,000 x 15/ft		90,000
Ext. Analytical 1,200 drill samples x 25/sample		30,000
Ext. Analytical 1,200 met. seive samples x 20/sample		24,000
Freight 20,000 x 0.2/lb		4,000
Fuel/Auto		2,000
Fuel/Heavy Equip.		7,000
Fuel/Other - Propane, white gas, etc.		1,500
Vehicle maintenance 2 mo x 500/mo		1,000
Hotel/Motel (ICA)		2,000
Property acquisitions (lease/option, staking, etc.)		8,000
Final report (labor, supplies, etc.)		1,200
Meals/Restaurant (ICA)		1,000
Miscellaneous (Phone, postage, etc...)		2,400
	Total Invoiced: $	212,150
	Total Labor + Invoiced: $	295,525
	G&A OH @ 10%: $	29,553
	Total 1997 Phase 2-B Drill Program Budget: U.S.$	325,078

Contingent on the success of Phase 2 drilling, and time and financial resources permitting, a Phase 3 drill program (Table 5) is recommended for the project during 1997. The objectives of the Phase 3 drill program are: 1) to conduct additional step-out RVC drilling from the drill-inferred gold resources, 2) to incorporate diamond core drilling of these priority targets, and 3) to conduct limited reconnaissance RVC drilling of new drill targets, including the Lucky Saddle and Lucky Top prospects. Diamond core drilling is included to enable systematic comparison with RVC results and to interpret structural controls on gold mineralization. Since little is known about the Lucky Saddle and Lucky Top prospects, I recommend vertical, north-inclined and south-inclined drill exploratory drill holes at each location. Drill hole depths of approximately 500 feet should be adequate. Drilling at the Lucky Top prospect will also require construction of a new road along the west flank of Lucky Hill. To accomplish the goals of the Phase 3 drill program I recommend approximately 10,000 feet of RVC drilling and approximately 2,000 feet of diamond core drilling. Acquisition of additional claims on Lucky Hill and Gold Hill and in Lucky Gulch will also be essential at this stage of development. The estimated total cost of the Phase 3 drill program is $US 633,366. The total 1997 budget recommended to complete the Phase 2 and Phase 3 drill programs is $US 1,160,150.

CONCLUSIONS

The Rainbow Hill project consists of 61 unpatented federal lode mining claims and 3 State Prospecting Sites located in the Lucky Hill/Gold Hill area of the northwestern Clearwater Mountains, central Alaska. The property has good road access.

The geology of the Rainbow Hill project area is dominated by a polymetamorphosed terrane with a northward increasing Barrovian-style metamorphic gradient. Lithologies include a thick sequence of lower grade, argillites and pelites which are overthrusted by higher grade pelitic rocks and gneisses. Synmetamorphic igneous rocks were intruded during the late Cretaceous. The meta-igneous rocks and other massive lithologies form the best host rocks for gold mineralization due to susceptibility to develop fracture permeability. Gold mineralization consists of mesothermal quartz-carbonate veins and stockworks with low mica and sulfide contents. Gold tenor is typically highest near the contacts of the competent host rocks and arsenic halos are common. Geochemical evidence suggests the ore fluids responsible for gold mineralization were largely metamorphic in origin and resemble mesothermal gold deposits in the Juneau Gold belt, the Mother Lode of California and the Bridge River district of B.C., Canada. Gold mineralization within the Rainbow Hill project occurs in multiply stacked zones which strike east-west and dip gently to moderately south to north. The TMC Zone dips south and mineralization at the Gold Hill Prospect dips north. A drill inferred resource for a portion of the TMC zone is estimated at 90,285 ounces gold. Phase 1 drilling at the Gold Hill Prospect revealed persistent low grade gold mineralization associated with structurally deformed dikes.

Recommendations for increasing the net value of the Rainbow Hill project call for continued RVC drilling and some limited diamond core drilling during 1997. Drilling along down-dip extension of the TMC zone has excellent potential to increase the current estimated gold resource in this area. Additional drilling of the Gold Hill prospect could increase subsurface geologic knowledge sufficiently to make a preliminary gold resource estimate in this area. Exploratory drilling should also begin on other prospects within the project.

Table 4. Rainbow Hill Project Proposed 1997 Phase 3 Drill Program Budget.

Phase 3 - Gold Hill prospect, Lucky Saddle prospect and Lucky Top prospect

LABOR		
Project Manager 150 days x 275/day		41,250
Snr. Geol. 1 x 4 mo x 4000/mo		16,000
Field Asst. 2 x 3 mo x 3500/mo		21,000
Expediter 2 mo x 2500/month		5,000
General Labor/Dozer Operator 1 mo x 4000/mo		4,000
Other Labor/Cook 3 mo x 3000/mo		9,000
Labor, Taxes, ESD, etc, @ 15 %		14,438
	Total Labor: $	110,688
INVOICED		
Field Supplies-Expendible		6,000
Camp Supplies & Facilities		5,000
Office Supplies		1,500
Blueline/mylar		850
Groceries/Film/misc.		2,000
Ext. Veh. Rent. 4WD 2 x 3mo x 1500/mo		9,000
Field Trans. - 4WD ATV x 2 x 5000		10,000
Ext. Heavy Equip. Rent D8 dozer 125 hrs x 150/hr		18,750
Ext. Field Equip. - GPS, laptop computer		5,000
Ext. Office Equip. - Desktop computer, periph.'s		7,500
Ext. Comm. Radio-phone, hand units		4,000
Ext. RVC Drill 10,000 x 15/ft		150,000
Ext. Diamond Core Drill 2,000 x 25/ft		50,000
Ext. Analytical 2,400 drill samples x 25/sample		60,000
Ext. Analytical 2,400 met. seive samples x 20/sample		48,000
Freight 30,000 x 0.2/lb		7,500
Fuel/Auto		3,000
Fuel/Heavy Equip.		12,000
Fuel/Other - Propane, white gas, etc.		2,000
Vehicle maintenance 3 mo x 500/mo		1,500
Hotel/Motel (ICA)		3,000
Property acquisitions (lease/option, staking, etc.)		50,000
Final report (labor, supplies, etc.)		3,500
Meals/Restaurant (ICA)		1,500
Miscellaneous (Phone, postage, etc...)		3,500
	Total Invoiced: B43$	465,100
	Total Labor + Invoiced: $	575,788
	G&A OH @ 10%: $	57,579
	Total 1997 Phase 3 Drill Program Budget: U.S.$	633,366

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Bundtzen, T.K., Eakins, G.R., Green, C.B. and Lueck, L.L., 1986, Alaska's Mineral Industry, 1985: Ak. Div. Geol. Geophys. Surv., Spec. Rept. 39, 68p.

Bundtzen, T.K., Green, C.B.; Deagan, J. and Daniels, C.L., 1987, Alaska's Mineral Industry, 1986: Ak. Div. Geol. Geophys. Surv., Spec. Rept. 40, 68p.

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Bundtzen, T.K., Swainbank, R.C., Clough, A.H., Henning, M.W. and Charlie, K.M., 1996, Alaska's Mineral Industry, 1995: Ak. Div. Geol. Geophys. Surv., Spec. Rept. 50, 72 p.

Davidson, Davidson, C.M., 1991, Tectonometamorphic evolution of the Maclaren Glacier metamorphic belt, south-central Alaska: PhD Dissert., Princeton Univ., 201 p.

Davidson, C.M. and Hollister, L.S., 1992, Role of melt in the formation of a deep-crustal compressive shear zone: the Maclaren Glacier metamorphic belt, south central Alaska: Tectonics, V. 11, No. 2, pp. 348-359.

Dessauer, P.F. and Harvey, D.W., 1980, An historical resource study of the Valdez Creek Mining District, Alaska - 1977: U.S. Bur. Land Management, Anchorage Dist. Office, 212p.

Fredericksen, R.S. and Miller, L.D., 1989, Geology and mineralization of the Alaska-Juneau deposit, southeast Alaska: Conference Juneau, Juneau, AK, p. 11-13.

Freeman, C.J., 1986a, Geology, Mineralization and Exploration Design for the Gold Hill Prospect and vicinity, Valdez Creek Mining District, Alaska: Fairbanks Exploration Inc., Private Report for Alaska Gold Corp., Geologic Rept. GH86-1, 52p.

Freeman, C.J., 1986b, Geology, Mineralization and Exploration Design for the Valdez Creek Mining District, Alaska: Fairbanks Exploration Inc., Private Report for Joseph Taylor, Geologic Rept. GH86-2, 52p.

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STATEMENT OF QUALIFICATIONS

I, DAVID D. ADAMS, President of Spectrum Resources Inc., with a business address of P.O. Box 81598, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

1. I am a graduate of the University of Texas-El Paso, Texas, with a B.S. degree in Geology (1977). I am also a graduate of the University of Alaska-Fairbanks with an M.S. degree in Economic Geology (1983).

2. From 1977 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America.

3. I personally conducted field work on the Rainbow Hill project from 1988 through 1996 and have been engaged by International CanAlaska Resources, Ltd. to write a compilation report and make recommendations for future work on the prospect.

4. I have no interest in International CanAlaska Resources, Ltd. or in the subject property, nor do I expect to receive any interest.

5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG # 7586) and hold a Alaska State geologists license (# A221).

6. I approve of this report being used for a Prospectus or Statement of Material Facts or any other such document as may be required by the Vancouver Stock Exchange or the Office of the Superintendent of Brokers for British Columbia.

DATED in Fairbanks, Alaska this 4th day of December, 1996.

____

David D. Adams, BS, MS, CPG# 7586

APPENDIX 1

Phase 1 Drill Program Geochemical Results - Gold Hill Prospect

Sample #	Prospect	Prospect	Ind.	Azim.	From (FT)	To (FT)	Thick. (FT)	Northing	Easting	Elev.(Feet)	Au ppb	Au opt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	Hg	K	La	Mg	Mn	Mo
6960001	Gold Hill	GHR96-1	-90	-	0	5	5	20840	25850	4850	105	-	0.6	2.65	238	170	0.25	1	2.84	0.25	17	92	166	5.58	5	0.5	2.03	10	1.58	900	6
6960002	Gold Hill	GHR96-1	-90	-	5	10	5	20840	25850	4850	45	-	0.2	2.67	214	200	0.25	1	2.6	0.25	17	80	117	5.51	5	0.5	2.02	30	1.63	955	7
6960003	Gold Hill	GHR96-1	-90	-	10	15	5	20840	25850	4850	110	-	0.2	1.92	188	170	0.25	1	2.75	0.25	12	68	101	4.5	5	0.5	1.39	40	1.07	820	7
6960004	Gold Hill	GHR96-1	-90	-	15	20	5	20840	25850	4850	1950	-	0.6	1.21	1750	150	0.25	1	2.21	0.5	45	49	96	4.14	5	0.5	0.82	40	0.56	800	21
6960005	Gold Hill	GHR96-1	-90	-	20	25	5	20840	25850	4850	90	-	0.2	1.08	480	120	0.25	1	3.26	0.25	12	41	126	3.86	5	0.5	0.73	30	0.53	860	7
6960006	Gold Hill	GHR96-1	-90	-	25	30	5	20840	25850	4850	90	-	0.2	1.65	628	120	0.25	1	3.35	0.5	18	80	65	4.62	5	0.5	1.18	10	0.86	995	8
6960007	Gold Hill	GHR96-1	-90	-	30	35	5	20840	25850	4850	1650	-	0.6	0.55	354	70	0.25	1	2.25	0.25	10	21	82	2.87	5	0.5	0.37	30	0.22	1045	9
6960008	Gold Hill	GHR96-1	-90	-	35	40	5	20840	25850	4850	70	-	0.2	0.59	130	90	0.25	1	4.18	0.5	9	27	81	2.1	5	0.5	0.48	10	0.15	895	4
6960009	Gold Hill	GHR96-1	-90	-	40	45	5	20840	25850	4850	80	-	0.2	1.97	1050	100	0.25	1	2.65	0.25	16	49	105	4.51	5	0.5	1.64	10	1.4	800	4
6960010	Gold Hill	GHR96-1	-90	-	45	50	5	20840	25850	4850	115	-	0.6	1.87	2250	110	0.25	1	3.53	0.25	16	64	144	4.7	5	0.5	1.48	10	1.22	950	6
6960011	Gold Hill	GHR96-1	-90	-	50	55	5	20840	25850	4850	235	-	0.6	0.84	124	110	0.25	1	1.63	0.25	10	66	143	3.18	5	0.5	0.66	10	0.36	460	5
6960012	Gold Hill	GHR96-1	-90	-	55	60	5	20840	25850	4850	320	-	0.4	0.93	228	140	0.25	1	1.59	0.25	13	61	153	3.69	5	0.5	0.71	30	0.35	565	14
6960013	Gold Hill	GHR96-1	-90	-	60	65	5	20840	25850	4850	240	-	0.6	0.92	614	130	0.25	1	1.58	0.25	14	61	159	3.82	5	0.5	0.67	30	0.3	690	10
6960014	Gold Hill	GHR96-1	-90	-	65	70	5	20840	25850	4850	55	-	0.1	0.94	552	100	0.25	1	2.49	0.25	8	39	97	2.74	5	0.5	0.68	30	0.4	625	4
6960015	Gold Hill	GHR96-1	-90	-	70	75	5	20840	25850	4850	180	-	0.4	1.06	780	100	0.25	1	1.31	0.25	9	39	194	4.37	5	0.5	0.69	30	0.39	585	7
6960016	Gold Hill	GHR96-1	-90	-	75	80	5	20840	25850	4850	365	-	0.4	0.92	366	110	0.25	1	2.29	0.25	9	29	80	3.16	5	0.5	0.62	30	0.32	695	5
6960017	Gold Hill	GHR96-1	-90	-	80	85	5	20840	25850	4850	220	-	0.1	1.51	326	150	0.25	1	2.23	0.25	7	34	35	3.08	5	1	0.97	30	0.64	1070	3
6960018	Gold Hill	GHR96-1	-90	-	85	90	5	20840	25850	4850	30	-	0.2	1.31	76	140	0.25	1	1.98	0.25	7	28	62	2.77	5	0.5	0.85	10	0.61	720	2
6960019	Gold Hill	GHR96-1	-90	-	90	95	5	20840	25850	4850	135	-	0.4	1.39	96	150	0.25	1	2.34	0.25	10	28	84	3.1	5	0.5	0.91	10	0.63	835	3
6960020	Gold Hill	GHR96-1	-90	-	95	100	5	20840	25850	4850	130	-	0.2	1.44	68	140	0.25	1	2.24	0.25	7	27	41	2.86	5	0.5	0.96	20	0.74	745	3
6960021	Gold Hill	GHR96-1	-90	-	100	105	5	20840	25850	4850	45	-	0.1	1.39	352	140	0.25	1	2.47	0.25	12	32	55	3.38	5	0.5	0.84	30	0.7	705	3
6960022	Gold Hill	GHR96-1	-90	-	105	110	5	20840	25850	4850	35	-	0.1	1.16	248	100	0.25	1	1.86	0.25	7	31	40	3.2	5	0.5	0.65	30	0.54	680	3
6960023	Gold Hill	GHR96-1	-90	-	110	115	5	20840	25850	4850	50	-	0.1	1.44	364	90	0.25	1	3.41	0.25	10	24	31	3.86	5	0.5	0.67	30	0.79	1005	5
6960024	Gold Hill	GHR96-1	-90	-	115	120	5	20840	25850	4850	50	-	0.2	1.83	128	110	0.25	1	2.55	0.25	11	26	46	3.75	5	0.5	0.84	20	1.01	705	3
6960025	Gold Hill	GHR96-1	-90	-	120	125	5	20840	25850	4850	30	-	0.1	1.67	108	110	0.25	1	2.83	0.25	10	24	36	3.67	5	1	0.77	10	1.06	655	3
6960026	Gold Hill	GHR96-1	-90	-	125	130	5	20840	25850	4850	115	-	0.1	1.29	144	80	0.25	1	3.93	0.25	11	26	47	3.17	5	0.5	0.79	30	0.54	820	4
6960027	Gold Hill	GHR96-1	-90	-	130	135	5	20840	25850	4850	150	-	0.1	1.03	194	90	0.25	1	3.61	0.25	12	28	47	2.56	5	0.5	0.64	30	0.31	910	7
6960028	Gold Hill	GHR96-1	-90	-	135	140	5	20840	25850	4850	85	-	0.1	1.25	108	110	0.25	1	3.95	0.25	9	24	21	2.65	5	0.5	0.84	30	0.42	885	4
6960029	Gold Hill	GHR96-1	-90	-	140	145	5	20840	25850	4850	1560	-	1	1.19	4910	90	0.25	1	3.98	1	84	25	52	3.39	5	0.5	0.84	20	0.46	935	7
6960030	Gold Hill	GHR96-1	-90	-	145	150	5	20840	25850	4850	445	-	1.2	0.83	2990	100	0.25	1	3.47	0.5	27	26	57	2.28	5	0.5	0.62	10	0.26	635	3
6960031	Gold Hill	GHR96-1	-90	-	150	155	5	20840	25850	4850	375	-	2.4	0.36	1550	80	0.25	1	2.24	0.5	35	29	123	1.21	5	0.5	0.27	10	0.04	280	7
6960032	Gold Hill	GHR96-1	-90	-	155	160	5	20840	25850	4850	85	-	0.6	0.37	720	70	0.25	1	2.7	0.25	6	22	72	1.17	5	0.5	0.29	10	0.04	290	4
6960033	Gold Hill	GHR96-1	-90	-	160	165	5	20840	25850	4850	70	-	0.6	0.3	226	50	0.25	1	2.73	0.25	7	34	104	1.16	5	0.5	0.25	10	0.04	280	3
6960034	Gold Hill	GHR96-1	-90	-	165	170	5	20840	25850	4850	655	-	1.8	0.27	682	50	0.25	1	1.96	0.25	59	23	89	0.87	5	0.5	0.21	20	0.01	215	4
6960035	Gold Hill	GHR96-1	-90	-	170	175	5	20840	25850	4850	150	-	0.4	0.32	158	60	0.25	1	3.53	0.25	16	26	66	0.79	5	0.5	0.26	10	0.02	325	1
6960036	Gold Hill	GHR96-1	-90	-	175	180	5	20840	25850	4850	70	-	0.6	0.3	158	50	0.25	1	2.83	0.25	11	22	114	1.31	5	0.5	0.23	10	0.02	270	2
6960037	Gold Hill	GHR96-1	-90	-	180	185	5	20840	25850	4850	40	-	0.2	1.67	556	90	0.25	1	4.04	0.25	17	99	88	3.66	5	0.5	1.32	10	1.22	745	5
6960038	Gold Hill	GHR96-1	-90	-	185	190	5	20840	25850	4850	35	-	0.6	0.29	100	40	0.25	1	2.84	0.25	9	38	107	1.38	5	0.5	0.21	30	0.03	260	2
6960039	Gold Hill	GHR96-1	-90	-	190	195	5	20840	25850	4850	25	-	0.2	2.29	352	120	0.25	1	3.55	0.25	17	83	98	4.51	5	0.5	1.45	10	1.49	745	5
6960040	Gold Hill	GHR96-1	-90	-	195	200	5	20840	25850	4850	30	-	0.6	2.67	136	220	0.25	1	1.72	0.25	24	92	320	5.25	5	0.5	1.47	5	1.88	575	3
6960041	Gold Hill	GHR96-1	-90	-	200	205	5	20840	25850	4850	160	-	0.1	2.85	54	420	0.25	1	1.51	0.25	18	89	185	4.95	5	0.5	1.76	5	1.95	570	7
6960042	Gold Hill	GHR96-1	-90	-	205	210	5	20840	25850	4850	45	-	0.2	2.69	74	310	0.25	1	1.77	0.25	19	107	195	4.8	5	0.5	1.48	10	1.78	595	4
6960043	Gold Hill	GHR96-1	-90	-	210	215	5	20840	25850	4850	70	-	0.2	2.58	74	380	0.25	1	0.94	0.25	20	104	172	4.8	5	0.5	1.51	5	1.72	445	6
6960044	Gold Hill	GHR96-1	-90	-	215	220	5	20840	25850	4850	70	-	0.2	2.52	26	300	0.25	1	1.83	0.25	21	77	268	4.91	5	0.5	1.24	10	1.6	525	8
6960045	Gold Hill	GHR96-1	-90	-	220	225	5	20840	25850	4850	25	-	0.1	2.98	98	450	0.25	1	0.57	0.25	18	131	90	4.94	5	0.5	1.89	5	1.99	440	3
6960046	Gold Hill	GHR96-1	-90	-	225	230	5	20840	25850	4850	45	-	0.1	2.61	28	340	0.25	1	0.92	0.25	19	131	132	4.55	5	0.5	1.44	5	1.73	440	4
6960047	Gold Hill	GHR96-1	-90	-	230	235	5	20840	25850	4850	85	-	0.2	2.67	62	280	0.25	1	1.93	0.25	34	79	209	4.49	5	0.5	1.57	5	1.78	540	15
6960048	Gold Hill	GHR96-1	-90	-	235	240	5	20840	25850	4850	15	-	0.2	2.81	44	370	0.25	1	2.46	0.25	14	109	103	4.54	5	0.5	1.61	5	2.02	645	3
6960049	Gold Hill	GHR96-1	-90	-	240	245	5	20840	25850	4850	85	-	0.2	2.63	52	300	0.25	1	2.22	0.25	19	67	229	5	5	0.5	1.32	10	1.77	545	13
6960050	Gold Hill	GHR96-2	-60	137	0	5	5	20836	25854	4850	120	-	0.4	1.74	202	140	0.25	1	2.29	0.25	12	31	137	3.96	5	0.5	1.17	30	0.95	630	4
6960051	Gold Hill	GHR96-2	-60	137	5	10	5	20836	25854	4850	75	-	0.2	1.81	652	200	0.25	1	1.94	0.25	12	87	109	3.75	5	0.5	1.16	10	0.94	920	12
6960052	Gold Hill	GHR96-2	-60	137	10	15	5	20836	25854	4850	20	-	0.2	1.65	300	150	0.25	1	1.97	0.25	10	35	135	3.61	5	0.5	1.01	30	0.89	625	5
6960053	Gold Hill	GHR96-2	-60	137	15	20	5	20836	25854	4850	700	-	0.2	2.42	1405	200	0.25	1	1.78	0.5	21	130	64	4.8	5	0.5	1.76	10	1.45	945	4
6960054	Gold Hill	GHR96-2	-60	137	20	25	5	20836	25854	4850	585	-	0.8	0.89	1030	140	0.25	1	0.97	0.25	12	32	141	3.75	5	0.5	0.52	30	0.26	910	8
6960055	Gold Hill	GHR96-2	-60	137	25	30	5	20836	25854	4850	70	-	0.2	1.13	318	160	0.25	1	1.64	0.25	8	72	86	3.44	5	0.5	0.62	30	0.23	1360	18
6960056	Gold Hill	GHR96-2	-60	137	30	35	5	20836	25854	4850	35	-	0.4	1.94	772	120	0.25	1	2.7	0.25	14	85	106	4.17	5	0.5	1.46	10	1.21	910	7
6960057	Gold Hill	GHR96-2	-60	137	35	40	5	20836	25854	4850	300	-	0.4	1.67	2400	130	0.25	1	2.74	0.5	24	115	96	3.73	5	0.5	1.25	10	0.87	690	5
6960058	Gold Hill	GHR96-2	-60	137	40	45	5	20836	25854	4850	440	-	0.4	1.03	996	120	0.25	1	0.89	0.25	18	45	123	3.5	5	0.5	0.72	30	0.34	630	9
6960059	Gold Hill	GHR96-2	-60	137	45	50	5	20836	25854	4850	370	-	0.4	1.09	604	180	0.25	1	0.45	0.25	11	74	128	3.25	5	0.5	0.67	30	0.22	760	8
6960060	Gold Hill	GHR96-2	-60	137	50	55	5	20836	25854	4850	280	-	0.6	1.93	1300	160	0.25	1	0.55	0.25	15	60	203	5.65	5	0.5	1.29	20	0.78	945	8

Sample #	Prospect	Prospect	Incl.	Azim.	From (FT)	To (FT)	Thick. (FT)	Northing	Easting	Elev.(Feet)	Au ppb	Au gpt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	Hg	K	La	Mg	Mn	Mo
6960061	Gold Hill	GHR96-2	-60	137	55	60	5	20836	25854	4850	50	-	0.2	2.03	666	200	0.25	1	2.01	0.25	13	70	103	4.53	5	0.5	1.33	30	0.85	905	5
6960062	Gold Hill	GHR96-2	-60	137	60	65	5	20836	25854	4850	110	-	0.2	3.48	692	310	0.5	1	2.56	0.25	25	38	113	6.21	5	0.5	2.19	10	1.85	985	3
6960063	Gold Hill	GHR96-2	-60	137	65	70	5	20836	25854	4850	20	-	0.1	3.4	256	290	0.5	1	1.75	0.25	18	55	85	5.58	5	0.5	1.88	10	1.77	765	4
6960064	Gold Hill	GHR96-2	-60	137	70	75	5	20836	25854	4850	2.5	-	0.1	3.12	310	290	0.5	1	2.59	0.25	18	36	48	5.52	10	0.5	1.54	10	1.54	905	5
6960065	Gold Hill	GHR96-2	-60	137	75	80	5	20836	25854	4850	65	-	0.1	3.33	478	320	0.5	1	2.13	0.25	20	53	53	5.3	10	1	1.63	20	1.57	720	4
6960066	Gold Hill	GHR96-2	-60	137	80	85	5	20836	25854	4850	150	-	0.2	3.47	474	280	0.5	1	2.72	0.25	23	30	62	6.2	10	0.5	1.56	30	1.8	910	3
6960067	Gold Hill	GHR96-2	-60	137	85	90	5	20836	25854	4850	140	-	0.1	2.89	404	230	0.25	1	2.47	0.25	25	55	73	5.01	10	1	1.17	20	1.51	690	7
6960068	Gold Hill	GHR96-2	-60	137	90	95	5	20836	25854	4850	175	-	0.2	3.31	170	240	0.5	1	3.13	0.25	21	37	80	5.84	10	0.5	1.4	20	1.9	895	3
6960069	Gold Hill	GHR96-2	-60	137	95	100	5	20836	25854	4850	25	-	0.1	2.84	170	290	0.25	1	2.71	0.25	12	55	24	4.32	5	1	1.36	30	1.31	665	2
6960070	Gold Hill	GHR96-2	-60	137	100	105	5	20836	25854	4850	2.5	-	0.1	2.85	36	320	0.5	1	3.79	0.25	14	37	16	4.75	5	1	1.63	30	1.65	865	0.5
6960071	Gold Hill	GHR96-2	-60	137	105	110	5	20836	25854	4850	10	-	0.1	1.97	228	170	0.25	1	3.74	0.25	12	54	33	4.01	5	0.5	0.92	30	0.67	865	5
6960072	Gold Hill	GHR96-2	-60	137	110	115	5	20836	25854	4850	80	-	0.1	1.88	396	150	0.25	1	3.46	0.25	13	27	25	3.29	5	0.5	0.98	10	0.81	585	1
6960073	Gold Hill	GHR96-2	-60	137	115	120	5	20836	25854	4850	2.5	-	0.1	1.13	186	180	0.25	1	3.14	0.25	7	52	25	2.55	5	0.5	0.61	30	0.23	1115	5
6960074	Gold Hill	GHR96-2	-60	137	120	125	5	20836	25854	4850	2.5	-	0.1	1.32	78	170	0.25	1	3.3	0.25	7	41	25	2.56	5	0.5	0.85	30	0.32	965	4
6960075	Gold Hill	GHR96-2	-60	137	125	130	5	20836	25854	4850	2.5	-	0.2	1.35	56	150	0.25	1	3.01	0.25	7	30	21	2.76	5	0.5	0.9	30	0.44	985	3
6960076	Gold Hill	GHR96-2	-60	137	130	135	5	20836	25854	4850	2.5	-	0.4	1.27	224	160	0.25	1	3.58	0.25	7	40	52	2.39	5	1	0.87	30	0.33	1045	4
6960077	Gold Hill	GHR96-2	-60	137	135	140	5	20836	25854	4850	120	-	0.6	0.7	90	140	0.25	1	3.05	0.25	6	37	54	1.87	5	0.5	0.51	20	0.15	775	3
6960078	Gold Hill	GHR96-2	-60	137	140	145	5	20836	25854	4850	275	-	0.8	0.67	1710	130	0.25	1	2.84	0.25	11	42	42	1.39	5	0.5	0.47	20	0.07	605	6
6960079	Gold Hill	GHR96-2	-60	137	145	150	5	20836	25854	4850	100	-	0.2	0.43	582	100	0.25	1	2.47	0.25	11	40	54	1.01	5	0.5	0.37	10	0.03	560	5
6960080	Gold Hill	GHR96-2	-60	137	150	155	5	20836	25854	4850	745	-	1.2	0.63	3110	100	0.25	1	2.29	0.5	166	47	45	1.24	5	0.5	0.46	20	0.02	360	5
6960081	Gold Hill	GHR96-2	-60	137	155	160	5	20836	25854	4850	780	-	0.6	0.38	538	90	0.25	1	2.36	0.25	40	41	85	1.21	5	0.5	0.35	30	0.02	350	11
6960082	Gold Hill	GHR96-2	-60	137	160	165	5	20836	25854	4850	45	-	0.2	1.64	490	160	0.5	2	4.31	0.25	22	86	42	3.44	5	0.5	1.29	10	0.84	975	9
6960083	Gold Hill	GHR96-2	-60	137	165	170	5	20836	25854	4850	15	-	0.1	3.02	246	200	0.5	4	2.34	0.25	15	120	45	4.5	10	0.5	2.49	5	2.19	750	3
6960084	Gold Hill	GHR96-2	-60	137	170	175	5	20836	25854	4850	2.5	-	0.1	3.27	102	250	0.25	2	2	0.25	13	125	66	4.81	10	1	1.71	5	2.37	880	3
6960085	Gold Hill	GHR96-2	-60	137	175	180	5	20836	25854	4850	20	-	0.2	3.19	100	310	0.25	6	1.86	0.25	16	102	38	4.82	10	0.5	1.74	5	2.12	770	3
6960086	Gold Hill	GHR96-2	-60	137	180	185	5	20836	25854	4850	5	-	0.1	3.07	126	360	0.25	8	1.22	0.25	18	133	128	4.92	10	0.5	1.89	5	1.98	605	5
6960087	Gold Hill	GHR96-2	-60	137	185	190	5	20836	25854	4850	40	-	0.1	2.65	144	320	0.25	1	1.52	0.25	22	97	114	4.23	10	0.5	1.68	5	1.8	595	9
6960088	Gold Hill	GHR96-2	-60	137	190	195	5	20836	25854	4850	10	-	0.1	2.81	66	280	0.25	8	1.37	0.25	20	114	219	5.15	10	0.5	1.9	5	1.99	510	11
6960089	Gold Hill	GHR96-2	-60	137	195	200	5	20836	25854	4850	15	-	0.2	2.74	84	420	0.25	4	0.95	0.25	19	107	219	4.92	10	0.5	1.67	5	1.85	450	4
6960090	Gold Hill	GHR96-2	-60	137	200	205	5	20836	25854	4850	10	-	0.1	2.6	66	280	0.25	4	1.5	0.25	20	118	176	5.3	10	0.5	1.23	5	1.75	655	7
6960091	Gold Hill	GHR96-3	-90	-	0	5	5	21780	25790		215	-	0.4	2.03	208	160	0.25	8	0.51	0.25	13	76	60	3.61	10	0.5	0.85	5	1.2	715	1
6960092	Gold Hill	GHR96-3	-90	-	5	10	5	21780	25790		25	-	0.1	1.77	74	230	0.25	1	0.73	0.25	11	99	18	3.03	10	0.5	0.84	5	1.17	685	1
6960093	Gold Hill	GHR96-3	-90	-	10	15	5	21780	25790		50	-	0.1	1.62	46	190	0.25	1	1.53	0.25	15	73	16	2.79	10	0.5	0.55	5	1.01	705	1
6960094	Gold Hill	GHR96-3	-90	-	15	20	5	21780	25790		10	-	0.1	1.52	14	270	0.25	2	1.2	0.25	12	69	6	2.31	5	0.5	0.77	5	0.8	450	1
6960095	Gold Hill	GHR96-3	-90	-	20	25	5	21780	25790		2.5	-	0.1	2.25	52	550	0.25	1	0.85	0.25	14	98	9	3.49	10	0.5	1.53	5	1.48	575	0.5
6960096	Gold Hill	GHR96-3	-90	-	25	30	5	21780	25790		2.5	-	0.1	2.71	28	630	0.25	1	1.05	0.25	18	104	29	4.29	10	1	1.57	5	1.68	580	2
6960097	Gold Hill	GHR96-3	-90	-	30	35	5	21780	25790		2.5	-	0.1	2.62	32	460	0.25	1	1.52	0.25	19	101	52	3.9	10	0.5	1.19	5	1.51	570	2
6960098	Gold Hill	GHR96-3	-90	-	35	40	5	21780	25790		145	-	0.2	3.17	2330	300	0.25	4	2.83	0.25	28	96	13	5.13	10	0.5	1.37	5	2.09	830	3
6960099	Gold Hill	GHR96-3	-90	-	40	45	5	21780	25790		425	-	0.1	2.98	266	330	0.25	2	2.06	0.25	18	98	19	4.73	10	0.5	1.56	5	1.91	770	1
6960100	Gold Hill	GHR96-3	-90	-	45	50	5	21780	25790		55	-	0.1	2.03	292	240	0.5	1	1.57	0.25	9	34	40	3.24	10	0.5	0.87	10	1.02	590	1
6960101	Gold Hill	GHR96-3	-90	-	50	55	5	21780	25790		45	-	0.1	1.58	840	200	0.25	2	1.58	0.25	7	62	53	3.39	10	0.5	0.81	30	0.81	490	0.5
6960102	Gold Hill	GHR96-3	-90	-	55	60	5	21780	25790		105	-	0.2	2.59	164	340	0.25	8	1.6	0.25	8	22	169	4.9	10	0.5	1.61	10	1.21	495	0.5
6960103	Gold Hill	GHR96-3	-90	-	60	65	5	21780	25790		115	-	0.1	2.61	58	440	0.5	1	1.53	0.25	11	59	109	4.59	10	0.5	1.82	10	1.4	590	1
6960104	Gold Hill	GHR96-3	-90	-	65	70	5	21780	25790		35	-	0.1	2.3	38	280	0.25	1	2.23	0.25	16	72	36	3.52	10	0.5	1.31	5	1.21	645	1
6960105	Gold Hill	GHR96-3	-90	-	70	75	5	21780	25790		40	-	0.1	2.45	32	420	0.25	6	1.92	0.25	11	82	30	3.79	10	0.5	1.83	5	1.66	675	7
6960106	Gold Hill	GHR96-3	-90	-	75	80	5	21780	25790		105	-	0.1	2.82	42	390	0.25	2	2.35	0.25	12	74	25	4.08	10	0.5	1.78	5	1.93	720	11
6960107	Gold Hill	GHR96-3	-90	-	80	85	5	21780	25790		25	-	0.1	2.11	44	310	0.25	6	1.42	0.25	12	70	16	3.12	10	0.5	1.32	5	1.44	485	4
6960108	Gold Hill	GHR96-3	-90	-	85	90	5	21780	25790		15	-	0.2	2.6	34	320	0.25	1	2.24	0.25	18	73	60	3.98	10	0.5	1.18	5	1.75	645	1
6960109	Gold Hill	GHR96-3	-90	-	90	95	5	21780	25790		2.5	-	0.1	2.03	20	260	0.25	1	1.42	0.25	16	73	27	3.09	10	0.5	0.99	5	1.38	460	1
6960110	Gold Hill	GHR96-3	-90	-	95	100	5	21780	25790		30	-	0.1	2.59	38	370	0.25	1	2	0.25	17	63	60	3.94	10	0.5	1.37	5	1.65	650	2
6960111	Gold Hill	GHR96-3	-90	-	100	105	5	21780	25790		75	-	0.1	2.54	54	360	0.25	4	2.04	0.25	14	88	20	3.76	10	0.5	1.52	5	1.74	650	5
6960112	Gold Hill	GHR96-3	-90	-	105	110	5	21780	25790		55	-	0.1	3.19	56	390	0.25	6	2.57	0.25	16	93	38	4.54	10	0.5	1.54	5	2.09	800	5
6960113	Gold Hill	GHR96-3	-90	-	110	115	5	21780	25790		35	-	0.1	2.44	34	290	0.25	2	2.09	0.25	17	82	75	3.82	10	0.5	1.03	5	1.6	655	2
6960114	Gold Hill	GHR96-3	-90	-	115	120	5	21780	25790		2.5	-	0.1	3.17	24	340	0.25	2	1.38	0.25	19	100	53	4.65	10	0.5	1.16	5	2.2	670	2
6960115	Gold Hill	GHR96-3	-90	-	120	125	5	21780	25790		5	-	0.1	3.69	40	400	0.25	2	1.26	0.25	22	115	97	5.46	10	0.5	1.32	5	2.68	695	1
6960116	Gold Hill	GHR96-3	-90	-	125	130	5	21780	25790		45	-	0.2	3.33	290	210	0.25	6	2.65	0.25	21	141	121	5.83	10	0.5	1.05	5	2.29	855	2
6960117	Gold Hill	GHR96-3	-90	-	130	135	5	21780	25790		740	-	0.2	2.42	1145	320	0.25	8	1.45	0.25	116	92	72	4.04	10	0.5	1.02	5	1.63	550	10
6960118	Gold Hill	GHR96-3	-90	-	135	140	5	21780	25790		65	-	0.1	2.79	84	200	0.25	1	2.52	0.25	21	112	72	4.53	10	0.5	0.78	5	1.98	775	3
6960119	Gold Hill	GHR96-3	-90	-	140	145	5	21780	25790		20	-	0.1	3.75	48	320	0.25	6	2.44	0.25	17	98	45	5.73	10	0.5	1.16	5	2.65	805	1
6960120	Gold Hill	GHR96-3	-90	-	145	150	5	21780	25790		2.5	-	0.1	2.02	48	140	0.25	4	4.45	0.5	13	177	58	3.65	10	0.5	0.53	5	1.36	880	3
6960121	Gold Hill	GHR96-3	-90	-	150	155	5	21780	25790		5	-	0.1	2.17	32	280	0.25	1	1.36	0.25	15	100	46	3.57	10	0.5	0.87	5	1.46	485	0.5

Sample #	Prospect	Prospect	Ind.	Azim.	From (FT	To (FT)	Thick. (FT	Northing	Easting	Elev.(Feet)	Au ppb	Au opt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	Hg	K	La	Mg	Mn	Mo
6960122	Gold Hill	GHR96-3	-90	-	155	160	5	21780	25790		2.5	-	0.1	1.84	26	220	0.25	4	1.3	0.25	17	69	59	3.02	10	0.5	0.71	5	1.19	430	1
6960123	Gold Hill	GHR96-3	-90	-	160	165	5	21780	25790		5	-	0.1	2.1	22	330	0.25	4	1.06	0.25	18	79	49	3.25	5	0.5	1.01	5	1.38	415	3
6960124	Gold Hill	GHR96-3	-90	-	165	170	5	21780	25790		2.5	-	0.1	2.14	30	290	0.25	1	1.23	0.25	15	87	28	3.35	10	0.5	1.02	5	1.5	470	6
6960125	Gold Hill	GHR96-3	-90	-	170	175	5	21780	25790		2.5	-	0.1	1.87	30	220	0.25	6	1.6	0.25	24	65	263	3.76	10	0.5	0.83	5	1.25	465	1
6960126	Gold Hill	GHR96-3	-90	-	175	180	5	21780	25790		5	-	0.1	1.99	28	200	0.25	8	1.75	0.25	17	77	185	3.62	10	0.5	0.94	5	1.34	490	1
6960127	Gold Hill	GHR96-3	-90	-	180	185	5	21780	25790		2.5	-	0.1	3.77	62	480	0.25	2	2.62	0.25	20	97	111	5.49	10	0.5	2.79	5	2.63	845	3
6960128	Gold Hill	GHR96-3	-90	-	185	190	5	21780	25790		115	-	0.1	2.22	84	240	0.25	2	2.83	0.25	14	35	93	3.96	10	0.5	1.57	5	1.27	665	1
6960129	Gold Hill	GHR96-3	-90	-	190	195	5	21780	25790		135	-	0.1	2.44	20	300	0.25	1	2.13	0.25	15	38	146	4.5	10	0.5	1.78	5	1.38	585	2
6960130	Gold Hill	GHR96-3	-90	-	195	200	5	21780	25790		5	-	0.1	2.46	98	280	0.25	2	1.3	0.25	20	91	68	3.82	10	0.5	1.54	5	1.67	515	0.5
6960131	Gold Hill	GHR96-3	-90	-	200	205	5	21780	25790		5	-	0.1	1.88	42	200	0.25	4	1.17	0.25	16	84	75	3.17	10	0.5	0.92	5	1.23	410	0.5
6960132	Gold Hill	GHR96-3	-90	-	205	210	5	21780	25790		50	-	0.2	1.63	76	150	0.25	2	1.12	0.25	16	83	70	2.87	5	0.5	0.7	5	1.05	380	1
6960133	Gold Hill	GHR96-3	-90	-	210	215	5	21780	25790		10	-	0.1	2.16	76	280	0.25	2	0.77	0.25	18	84	74	3.61	10	0.5	1.26	5	1.51	425	1
6960134	Gold Hill	GHR96-3	-90	-	215	220	5	21780	25790		2.5	-	0.1	2.11	70	340	0.25	4	0.96	0.25	15	67	74	3.64	10	0.5	1.37	5	1.47	450	1
6960135	Gold Hill	GHR96-3	-90	-	220	225	5	21780	25790		15	-	0.2	2.45	16	200	0.5	8	2.01	0.25	19	35	219	5.13	10	0.5	1.73	10	1.7	630	4
6960136	Gold Hill	GHR96-3	-90	-	225	230	5	21780	25790		40	-	0.1	2.16	110	130	0.25	1	3.99	0.25	18	66	96	5.02	10	0.5	0.47	5	1.67	920	3
6960137	Gold Hill	GHR96-3	-90	-	230	235	5	21780	25790		320	-	0.2	2.65	24	80	0.5	4	2.23	0.25	24	31	379	6.84	10	0.5	1.82	10	1.82	640	21
6960138	Gold Hill	GHR96-3	-90	-	235	240	5	21780	25790		435	-	0.8	2.81	1540	130	0.25	6	2.71	0.25	22	32	250	6.33	10	0.5	2.05	10	1.97	755	6
6960139	Gold Hill	GHR96-3	-90	-	240	245	5	21780	25790		15	-	0.4	2.59	114	140	0.5	2	2.46	0.25	22	36	317	5.97	10	0.5	1.71	10	1.8	645	4
6960140	Gold Hill	GHR96-3	-90	-	245	250	5	21780	25790		15	-	0.2	2.59	12	110	0.5	1	2.62	0.25	25	24	393	6.57	10	0.5	1.67	10	1.8	635	5
6960141	Gold Hill	GHR96-3	-90	-	250	255	5	21780	25790		135	-	0.2	2.29	202	210	0.25	1	2.56	0.25	18	47	197	5.44	10	0.5	1.45	5	1.63	670	5
6960142	Gold Hill	GHR96-3	-90	-	255	260	5	21780	25790		15	-	0.2	1.99	32	160	0.25	1	1.96	0.25	16	45	205	4.73	10	0.5	1.31	5	1.43	525	6
6960143	Gold Hill	GHR96-3	-90	-	260	265	5	21780	25790		35	-	0.2	2.19	140	240	0.5	4	1.98	0.25	14	48	161	4.54	10	0.5	1.53	10	1.59	590	37
6960144	Gold Hill	GHR96-3	-90	-	265	270	5	21780	25790		15	-	0.2	2.35	32	130	0.5	6	1.88	0.25	17	36	156	5.23	10	0.5	1.68	10	1.69	615	21
6960145	Gold Hill	GHR96-3	-90	-	270	275	5	21780	25790		25	-	0.2	2.93	118	130	0.5	4	2.83	0.25	18	29	197	6.3	10	0.5	1.97	10	2.19	750	9
6960146	Gold Hill	GHR96-3	-90	-	275	280	5	21780	25790		20	-	0.2	2.92	28	190	0.25	6	2.87	0.25	16	25	175	6.33	10	0.5	1.75	10	2.15	695	7
6960147	Gold Hill	GHR96-3	-90	-	280	285	5	21780	25790		10	-	0.6	2.92	168	290	0.25	6	3.62	0.25	16	20	183	6.01	10	0.5	1.37	10	2.13	725	5
6960148	Gold Hill	GHR96-3	-90	-	285	290	5	21780	25790		75	-	0.2	2.29	1175	240	0.25	2	3.97	0.25	15	42	85	4.6	10	0.5	1.12	5	1.51	740	28
6960149	Gold Hill	GHR96-3	-90	-	290	295	5	21780	25790		15	-	0.2	2.92	74	150	0.25	1	2.63	0.25	16	97	45	4.83	10	0.5	0.76	5	2.14	800	5
6960150	Gold Hill	GHR96-3	-90	-	295	300	5	21780	25790		20	-	0.2	3.22	40	190	0.25	2	2.14	0.25	18	98	68	5.02	10	1	1.06	5	2.41	835	5
6960151	Gold Hill	GHR96-3	-90	-	300	305	5	21780	25790		15	-	0.2	2.31	70	230	0.25	2	2.13	0.25	17	66	153	4.91	10	0.5	1.43	5	1.6	630	3
6960152	Gold Hill	GHR96-3	-90	-	305	310	5	21780	25790		25	-	0.1	3.08	62	170	0.25	4	2.85	0.25	18	107	58	5.02	10	0.5	0.84	5	2.27	875	1
6960153	Gold Hill	GHR96-3	-90	-	310	315	5	21780	25790		80	-	0.1	2.4	234	240	0.5	2	3.72	0.25	17	90	82	5.49	10	0.5	0.88	20	1.55	1135	3
6960154	Gold Hill	GHR96-3	-90	-	315	320	5	21780	25790		455	-	0.2	2.41	104	250	0.25	1	1.57	0.25	18	90	65	4.68	10	0.5	0.96	5	1.55	695	1
6960155	Gold Hill	GHR96-3	-90	-	320	325	5	21780	25790		60	-	0.1	1.94	38	210	0.25	4	1.35	0.25	19	80	90	4.22	10	0.5	0.83	5	1.29	540	2
6960156	Gold Hill	GHR96-3	-90	-	325	330	5	21780	25790		150	-	0.1	2.36	50	290	0.25	10	1.49	0.25	18	111	64	4.34	10	0.5	1.08	5	1.57	595	1
6960157	Gold Hill	GHR96-4	-90	-	0	5	5	21360	25790		85	-	0.2	1.64	994	150	0.25	1	0.58	0.25	16	75	160	3.72	10	0.5	1	10	0.87	615	3
6960158	Gold Hill	GHR96-4	-90	-	5	10	5	21360	25790		30	-	0.2	1.82	436	130	0.25	1	1.09	0.25	13	54	127	3.37	10	0.5	1.18	10	1.13	625	2
6960159	Gold Hill	GHR96-4	-90	-	10	15	5	21360	25790		40	-	0.2	2.82	698	210	0.5	10	0.7	0.25	26	99	118	5.5	10	1	1.96	10	1.67	970	3
6960160	Gold Hill	GHR96-4	-90	-	15	20	5	21360	25790		165	-	0.2	1.04	356	160	0.25	1	1.1	0.25	13	42	114	2.84	5	0.5	0.82	10	0.37	600	2
6960161	Gold Hill	GHR96-4	-90	-	20	25	5	21360	25790		55	-	0.1	1.43	218	180	0.25	4	1.21	0.25	8	36	63	3.02	10	0.5	1.11	10	0.56	845	2
6960162	Gold Hill	GHR96-4	-90	-	25	30	5	21360	25790		75	-	0.2	1.02	244	120	0.25	1	1.83	0.25	7	18	100	2.85	5	0.5	0.8	10	0.4	645	2
6960163	Gold Hill	GHR96-4	-90	-	30	35	5	21360	25790		80	-	0.2	1.5	348	180	0.25	6	0.5	0.25	7	37	161	3.73	5	0.5	1.13	10	0.52	425	3
6960164	Gold Hill	GHR96-4	-90	-	35	40	5	21360	25790		130	-	0.1	2.14	234	140	0.25	1	1.36	0.25	10	91	62	3.93	10	0.5	1.48	10	1.21	795	4
6960165	Gold Hill	GHR96-4	-90	-	40	45	5	21360	25790		110	-	0.2	2.65	122	190	0.5	4	2.5	0.25	14	68	77	5.44	10	0.5	1.84	10	1.47	850	3
6960166	Gold Hill	GHR96-4	-90	-	45	50	5	21360	25790		30	-	0.1	3.25	118	330	0.5	6	2.49	0.25	18	48	63	5.62	10	0.5	2.11	10	1.92	1075	1
6960167	Gold Hill	GHR96-4	-90	-	50	55	5	21360	25790		35	-	0.2	3.69	168	400	1.5	2	1.79	0.25	22	43	82	6.17	10	0.5	2.17	10	2.42	1110	1
6960168	Gold Hill	GHR96-4	-90	-	55	60	5	21360	25790		25	-	0.1	2.69	156	320	0.5	1	1.45	0.25	13	41	53	4.38	10	0.5	1.43	10	1.46	865	2
6960169	Gold Hill	GHR96-4	-90	-	60	65	5	21360	25790		305	-	0.1	2.43	246	240	0.5	2	1.48	0.25	21	25	68	4.56	10	0.5	1.38	10	1.22	855	4
6960170	Gold Hill	GHR96-4	-90	-	65	70	5	21360	25790		1240	-	0.8	1.78	108	170	0.25	4	2.95	0.25	12	24	57	3.86	10	0.5	0.81	20	0.84	760	2
6960171	Gold Hill	GHR96-4	-90	-	70	75	5	21360	25790		70	-	0.1	1.98	40	230	0.5	6	2.14	0.25	12	15	47	3.56	10	0.5	1.23	10	1.09	815	1
6960172	Gold Hill	GHR96-4	-90	-	75	80	5	21360	25790		20	-	0.1	2.08	18	320	0.5	4	1.1	0.25	10	20	28	3.27	10	0.5	1.45	10	1.12	750	1
6960173	Gold Hill	GHR96-4	-90	-	80	85	5	21360	25790		20	-	0.1	2.21	22	370	0.5	1	1.27	0.25	12	19	21	3.5	10	0.5	1.55	10	1.16	730	1
6960174	Gold Hill	GHR96-4	-90	-	85	90	5	21360	25790		15	-	0.1	2.27	22	370	0.5	2	1.32	0.25	10	19	30	3.54	10	0.5	1.55	10	1.13	675	0.5
6960175	Gold Hill	GHR96-4	-90	-	90	95	5	21360	25790		95	-	0.2	2.2	232	250	0.5	4	1.54	0.25	10	17	29	3.52	10	0.5	1.52	10	1.12	620	1
6960176	Gold Hill	GHR96-4	-90	-	95	100	5	21360	25790		15	-	0.1	2.32	36	270	0.5	2	1.59	0.25	8	22	24	3.52	10	0.5	1.52	10	1.18	745	1
6960177	Gold Hill	GHR96-4	-90	-	100	105	5	21360	25790		5	-	0.1	1.34	44	140	0.25	4	3.36	0.25	6	26	39	2.48	5	0.5	0.9	10	0.64	900	1
6960178	Gold Hill	GHR96-4	-90	-	105	110	5	21360	25790		2.5	-	0.1	1.37	54	150	0.25	1	2.45	0.25	6	17	21	2.53	5	0.5	0.97	20	0.55	885	2
6960179	Gold Hill	GHR96-4	-90	-	110	115	5	21360	25790		395	-	0.6	0.62	100	90	0.25	1	2.51	0.25	12	19	23	1.75	5	0.5	0.4	30	0.15	800	4
6960180	Gold Hill	GHR96-4	-90	-	115	120	5	21360	25790		295	-	0.2	0.71	64	90	0.25	1	2.88	0.25	4	21	32	1.54	5	0.5	0.46	30	0.18	700	3
6960181	Gold Hill	GHR96-4	-90	-	120	125	5	21360	25790		260	-	0.2	1.25	44	80	0.25	2	3.11	0.5	12	35	31	2.65	5	0.5	0.72	30	0.65	610	3
6960182	Gold Hill	GHR96-4	-90	-	125	130	5	21360	25790		30	-	0.2	2.64	88	190	0.25	2	2.95	0.25	15	113	134	4.4	10	0.5	1.79	5	1.91	750	3

Sample #	Prospect	Prospect	Incl.	Azim.	From (FT)	To (FT)	Thick. (FT)	Northing	Easting	Elev.(Feet)	Au ppb	Au gpt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	Hg	K	La	Mg	Mn	Mo
6960183	Gold Hill	GHR96-4	-90	-	130	135	5	21360	25790		135	-	0.4	2.23	584	160	0.25	1	2.79	0.25	19	70	219	4.31	10	0.5	1.21	5	1.49	635	4
6960184	Gold Hill	GHR96-4	-90	-	135	140	5	21360	25790		130	-	0.1	2.42	120	210	0.25	1	2.21	0.25	13	56	115	3.69	10	0.5	1.58	5	1.72	570	5
6960185	Gold Hill	GHR96-4	-90	-	140	145	5	21360	25790		15	-	0.2	2.98	38	260	0.25	2	1.47	0.25	18	86	141	4.58	10	0.5	2	5	2.03	495	2
6960186	Gold Hill	GHR96-4	-90	-	145	150	5	21360	25790		35	-	0.2	3.17	36	250	0.25	8	2.91	0.25	19	107	92	4.76	10	0.5	2.22	5	2.14	740	3
6960187	Gold Hill	GHR96-4	-90	-	150	155	5	21360	25790		230	-	0.8	2.51	54	130	0.25	1	4.43	0.25	19	73	220	4.78	10	0.5	1.69	5	1.81	865	6
6960188	Gold Hill	GHR96-4	-90	-	155	160	5	21360	25790		130	-	0.2	2.45	764	170	0.25	2	4.56	0.25	24	64	195	4.39	10	0.5	1.29	5	1.87	850	8
6960189	Gold Hill	GHR96-4	-90	-	160	165	5	21360	25790		30	-	0.2	2.37	60	240	0.5	6	8.04	0.5	13	37	129	4.28	10	0.5	1.39	5	2	1495	7
6960190	Gold Hill	GHR96-4	-90	-	165	170	5	21360	25790		115	-	0.2	2.82	182	400	0.25	6	3.65	0.25	18	113	212	4.93	10	0.5	1.88	5	2.04	840	10
6960191	Gold Hill	GHR96-4	-90	-	170	175	5	21360	25790		180	-	0.4	2.51	1010	370	0.25	2	3.5	0.25	30	63	226	4.86	10	0.5	1.55	5	1.74	840	5
6960192	Gold Hill	GHR96-4	-90	-	175	180	5	21360	25790		100	-	0.2	3.27	158	430	0.5	4	3.96	0.25	26	71	211	6.41	10	0.5	1.88	10	2.49	1000	2
6960193	Gold Hill	GHR96-4	-90	-	180	185	5	21360	25790		60	-	0.2	3.05	108	350	0.5	4	3.49	0.25	30	50	190	6.02	10	1	1.57	5	2.26	890	3
6960194	Gold Hill	GHR96-4	-90	-	185	190	5	21360	25790		85	-	0.2	2.78	164	380	0.25	6	3.67	0.25	20	69	135	5.29	10	0.5	1.75	5	1.9	895	3
6960195	Gold Hill	GHR96-4	-90	-	190	195	5	21360	25790		605	-	0.4	1.77	3830	290	0.25	2	7.91	0.25	36	42	181	4.42	10	0.5	1.17	5	1.21	1385	6
6960196	Gold Hill	GHR96-4	-90	-	195	200	5	21360	25790		195	-	0.6	2.86	1785	420	0.25	2	3.88	0.25	21	62	154	5.25	10	0.5	1.96	5	2.02	945	5
6960197	Gold Hill	GHR96-4	-90	-	200	205	5	21360	25790		30	-	0.2	3.01	128	310	0.25	1	2.38	0.25	16	90	105	5.05	10	0.5	1.25	5	2.32	775	1
6960198	Gold Hill	GHR96-4	-90	-	205	210	5	21360	25790		320	-	0.2	2.32	3480	340	0.25	2	3	0.25	23	168	105	4.52	10	0.5	1.11	5	1.75	735	7
6960199	Gold Hill	GHR96-4	-90	-	210	215	5	21360	25790		140	-	0.2	2.35	648	250	0.25	10	3.02	0.25	19	113	161	4.94	10	0.5	0.93	5	1.83	715	3
6960200	Gold Hill	GHR96-4	-90	-	215	220	5	21360	25790		55	-	0.1	2.28	248	220	0.25	10	1.87	0.25	18	89	148	4.52	10	0.5	0.91	5	1.65	510	2
6960201	Gold Hill	GHR96-4	-90	-	220	225	5	21360	25790		110	-	0.2	2.55	484	220	0.25	2	2.2	0.25	22	110	142	5.26	10	0.5	1.03	5	1.93	630	4
6960202	Gold Hill	GHR96-4	-90	-	225	230	5	21360	25790		105	-	0.2	2.76	178	260	0.25	1	2.13	0.25	16	125	126	5.11	10	0.5	1.37	5	2.06	670	2
6960203	Gold Hill	GHR96-4	-90	-	230	235	5	21360	25790		70	-	0.1	2.49	76	240	0.25	2	2.57	0.25	14	86	90	4.7	10	0.5	1.25	5	1.7	720	2
6960204	Gold Hill	GHR96-4	-90	-	235	240	5	21360	25790		70	-	0.1	2.22	218	230	0.25	2	3.13	0.25	11	42	24	3.99	10	0.5	1.51	5	1.22	790	3
6960205	Gold Hill	GHR96-4	-90	-	240	245	5	21360	25790		65	-	0.2	2.61	62	250	0.25	6	2.86	0.25	17	92	99	5	10	0.5	1.85	5	1.73	735	3
6960206	Gold Hill	GHR96-4	-90	-	245	250	5	21360	25790		25	-	0.1	2.3	68	300	0.25	2	2.69	0.25	15	50	84	4.55	10	0.5	1.68	5	1.32	665	2
6960207	Gold Hill	GHR96-4	-90	-	250	255	5	21360	25790		270	-	0.1	2.78	118	310	0.25	2	6.17	0.25	10	37	32	4.23	10	0.5	1.65	5	1.92	1065	3
6960208	Gold Hill	GHR96-4	-90	-	255	260	5	21360	25790		30	-	0.1	1.6	16	150	0.25	2	3.06	0.25	13	21	145	3.62	10	0.5	0.82	5	1.04	455	3
6960209	Gold Hill	GHR96-4	-90	-	260	265	5	21360	25790		50	-	0.1	1.63	20	190	0.25	2	2.23	0.25	17	38	183	3.9	5	0.5	0.97	5	1.16	375	5
6960210	Gold Hill	GHR96-4	-90	-	265	270	5	21360	25790		210	-	0.2	1.86	52	220	0.25	6	2.51	0.25	24	123	198	4.81	10	0.5	1.21	5	1.45	525	4
6960211	Gold Hill	GHR96-4	-90	-	270	275	5	21360	25790		45	-	0.2	2.3	12	290	0.25	10	5.59	0.5	29	83	205	6.19	10	0.5	1.67	5	1.75	1065	3
6960212	Gold Hill	GHR96-4	-90	-	275	280	5	21360	25790		15	-	0.6	1.89	8	110	0.25	8	1.86	0.25	26	99	244	5.41	5	0.5	1.2	5	1.36	435	3
6960213	Gold Hill	GHR96-4	-90	-	280	285	5	21360	25790		15	-	0.1	2.41	24	260	0.25	6	0.9	0.25	20	86	110	4.43	10	0.5	1.46	5	1.72	390	1
6960214	Gold Hill	GHR96-4	-90	-	285	290	5	21360	25790		35	-	0.1	2.51	96	300	0.25	4	1.36	0.25	21	85	114	4.57	10	0.5	1.76	5	1.81	490	1
6960215	Gold Hill	GHR96-4	-90	-	290	295	5	21360	25790		40	-	0.1	3	22	390	0.25	4	0.81	0.25	20	96	47	4.83	10	0.5	2.05	5	2.1	420	4
6960216	Gold Hill	GHR96-4	-90	-	295	300	5	21360	25790		20	-	0.1	2.56	18	320	0.25	2	1.11	0.25	27	89	112	4.72	10	0.5	1.55	5	1.76	440	1
6960217	Gold Hill	GHR96-4	-90	-	300	305	5	21360	25790		145	-	0.1	2.17	34	310	0.25	6	1.44	0.25	19	76	55	3.65	10	0.5	1.16	5	1.5	460	1
6960218	Gold Hill	GHR96-4	-90	-	305	310	5	21360	25790		5	-	0.1	1.5	8	230	0.25	1	2.1	0.25	16	65	110	3.32	5	0.5	0.69	5	1.02	435	1
6960219	Gold Hill	GHR96-4	-90	-	310	315	5	21360	25790		30	-	0.1	1.8	34	360	0.25	8	1.5	0.25	17	64	53	3.21	5	0.5	0.97	5	1.28	415	1
6960220	Gold Hill	GHR96-5	-90	-	0	5	5	21360	25230		55	-	0.1	3.01	148	220	0.5	1	0.88	0.25	20	114	133	5.26	10	0.5	0.89	10	1.81	695	4
6960221	Gold Hill	GHR96-5	-90	-	5	10	5	21360	25230		25	-	0.1	3.13	76	310	0.5	1	0.81	0.25	17	147	138	5.22	10	0.5	1.3	5	1.85	590	3
6960222	Gold Hill	GHR96-5	-90	-	10	15	5	21360	25230		35	-	0.1	3.04	140	520	0.25	1	0.63	0.25	15	97	151	5.18	10	0.5	1.61	5	2.03	515	2
6960223	Gold Hill	GHR96-5	-90	-	15	20	5	21360	25230		90	-	0.2	2.61	152	520	0.25	1	0.64	0.25	7	118	161	4.91	10	0.5	1.16	10	1.69	395	5
6960224	Gold Hill	GHR96-5	-90	-	20	25	5	21360	25230		360	-	0.8	3.32	1225	510	0.25	1	0.68	0.25	16	164	563	5.13	10	0.5	1.63	5	2.49	585	4
6960225	Gold Hill	GHR96-5	-90	-	25	30	5	21360	25230		355	-	0.2	2.91	734	430	0.25	1	0.67	0.25	9	126	284	4.73	10	0.5	1.47	5	1.92	370	4
6960226	Gold Hill	GHR96-5	-90	-	30	35	5	21360	25230		535	-	0.1	2.44	670	290	0.25	1	0.51	0.25	12	104	182	4.89	10	0.5	1.37	5	1.69	305	16
6960227	Gold Hill	GHR96-5	-90	-	35	40	5	21360	25230		35	-	0.1	2.25	166	210	0.25	1	0.51	0.25	23	143	207	4.31	10	0.5	1.32	5	1.66	310	14
6960228	Gold Hill	GHR96-5	-90	-	40	45	5	21360	25230		165	-	0.1	2.18	96	180	0.25	1	0.76	0.25	22	109	190	4.06	10	0.5	1.27	5	1.53	340	5
6960229	Gold Hill	GHR96-5	-90	-	45	50	5	21360	25230		60	-	0.1	2.4	250	200	0.25	1	0.81	0.25	21	121	173	4.25	10	0.5	1.3	5	1.52	315	6
6960230	Gold Hill	GHR96-5	-90	-	50	55	5	21360	25230		190	-	0.1	2.5	826	160	0.25	1	0.86	0.25	22	118	174	4.5	10	0.5	1.31	5	1.62	320	7
6960231	Gold Hill	GHR96-5	-90	-	55	60	5	21360	25230		40	-	0.2	2.68	166	170	0.25	1	1.09	0.25	21	151	172	4.6	10	0.5	1.35	5	1.67	320	5
6960232	Gold Hill	GHR96-5	-90	-	60	65	5	21360	25230		50	-	0.1	2.62	74	190	0.25	1	1.19	0.25	19	110	174	4.94	10	0.5	1.31	10	1.76	330	30
6960233	Gold Hill	GHR96-5	-90	-	65	70	5	21360	25230		55	-	0.2	2.71	70	130	0.25	1	1.07	0.25	21	148	172	4.86	10	0.5	1.48	5	1.9	310	8
6960234	Gold Hill	GHR96-5	-90	-	70	75	5	21360	25230		40	-	0.1	2.03	86	90	0.25	1	0.94	0.25	19	101	169	4.48	10	0.5	1.02	5	1.5	260	11
6960235	Gold Hill	GHR96-5	-90	-	75	80	5	21360	25230		170	-	0.1	2.49	252	200	0.25	1	0.95	0.25	19	128	115	4.66	10	0.5	1.05	5	2.1	380	3
6960236	Gold Hill	GHR96-5	-90	-	80	85	5	21360	25230		70	-	0.1	2.77	120	340	0.25	1	0.92	0.25	19	159	115	4.55	10	0.5	1.49	5	2.22	575	3
6960237	Gold Hill	GHR96-5	-90	-	85	90	5	21360	25230		205	-	0.1	2.98	234	430	0.25	1	1.54	0.25	21	190	86	4.43	10	0.5	1.86	5	2.39	550	1
6960238	Gold Hill	GHR96-5	-90	-	90	95	5	21360	25230		280	-	0.1	2.93	980	190	0.25	1	1.82	0.25	22	145	137	4.82	10	0.5	1.84	5	2.27	575	1
6960239	Gold Hill	GHR96-5	-90	-	95	100	5	21360	25230		60	-	0.1	3.92	346	590	0.25	1	2.69	0.25	20	182	106	5.72	10	0.5	2.63	5	3.26	810	0.5
6960240	Gold Hill	GHR96-5	-90	-	100	105	5	21360	25230		50	-	0.2	3.01	182	560	0.25	1	1.16	0.25	20	172	65	4.39	10	0.5	1.87	5	2.35	515	0.5
6960241	Gold Hill	GHR96-5	-90	-	105	110	5	21360	25230		75	-	0.1	3.09	184	410	0.25	1	1.1	0.25	21	156	74	4.65	10	0.5	2	5	2.46	520	1
6960242	Gold Hill	GHR96-5	-90	-	110	115	5	21360	25230		45	-	0.2	3.04	264	410	0.25	1	0.84	0.25	18	133	121	4.85	10	0.5	1.78	5	2.3	590	4
6960243	Gold Hill	GHR96-5	-90	-	115	120	5	21360	25230		85	-	0.1	3.59	218	480	0.25	1	0.85	0.25	21	172	81	5.26	10	0.5	2.09	5	2.72	705	2

Sample #	Prospect	Prospect	Ind.	Azim.	From (FT)	To (FT)	Thick. (FT	Northing	Easting	Elev.(Feet)	Au ppb	Au gpt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe	Ga	Hg	K	La	Mg	Mn	Mo
6960244	Gold Hill	GHR96-5	-90	-	120	125	5	21360	25230		150	-	0.1	3.51	556	370	0.25	1	1.19	0.25	21	137	100	5.33	10	0.5	1.65	5	2.51	720	3
6960245	Gold Hill	GHR96-5	-90	-	125	130	5	21360	25230		205	-	0.2	3.91	438	250	0.25	1	1.31	0.25	19	130	102	5.65	10	0.5	2.08	5	2.66	680	1
6960246	Gold Hill	GHR96-5	-90	-	130	135	5	21360	25230		15	-	0.1	1.79	18	260	0.25	1	2.51	0.25	12	102	174	3.6	10	0.5	0.99	5	1.18	485	3
6960247	Gold Hill	GHR96-5	-90	-	135	140	5	21360	25230		15	-	0.1	3.31	74	110	0.25	1	1.84	0.25	15	128	173	5.61	10	0.5	1.85	5	2.3	590	2
6960248	Gold Hill	GHR96-5	-90	-	140	145	5	21360	25230		15	-	0.1	3.31	178	160	0.25	1	1.5	0.25	21	133	134	5.21	10	0.5	1.52	5	2.54	625	2
6960249	Gold Hill	GHR96-5	-90	-	145	150	5	21360	25230		35	-	0.1	2.47	126	230	0.25	1	2.24	0.25	16	110	99	3.89	10	0.5	1.09	5	1.66	540	1
6960250	Gold Hill	GHR96-5	-90	-	150	155	5	21360	25230		115	-	0.1	2.9	444	220	0.25	1	1.43	0.25	16	98	94	4.46	10	0.5	1.67	5	2.06	490	2
6960251	Gold Hill	GHR96-5	-90	-	155	160	5	21360	25230		175	-	0.2	2.63	302	190	0.25	1	2.08	0.25	16	89	140	5.12	10	0.5	1.36	10	1.73	600	3
6960252	Gold Hill	GHR96-5	-90	-	160	165	5	21360	25230		65	-	0.1	2.74	232	140	0.25	1	1.52	0.25	18	81	182	5.16	10	0.5	1.53	5	1.9	475	1
6960253	Gold Hill	GHR96-5	-90	-	165	170	5	21360	25230		65	-	0.1	3.54	160	180	0.25	1	1.32	0.25	20	123	137	5.47	10	0.5	1.98	5	2.58	585	3
6960254	Gold Hill	GHR96-5	-90	-	170	175	5	21360	25230		15	-	0.1	3.44	82	520	0.25	1	1.97	0.25	23	194	70	4.49	10	0.5	1.75	5	2.69	735	0.5
6960255	Gold Hill	GHR96-5	-90	-	175	180	5	21360	25230		75	-	0.1	3.48	94	460	0.25	1	2.44	0.25	24	190	22	4.14	10	0.5	1.59	5	2.65	820	1
6960256	Gold Hill	GHR96-5	-90	-	180	185	5	21360	25230		10	-	0.1	3.59	38	440	0.25	1	2.11	0.25	21	124	71	5.29	10	0.5	1.86	5	2.58	895	1
6960257	Gold Hill	GHR96-5	-90	-	185	190	5	21360	25230		25	-	0.1	3.25	34	200	0.25	1	1.41	0.25	17	74	87	5.43	10	0.5	1.61	5	2.09	660	3
6960258	Gold Hill	GHR96-5	-90	-	190	195	5	21360	25230		15	-	0.1	3.15	12	210	0.5	1	2.25	0.25	18	54	71	5.59	10	0.5	1.45	5	2.06	845	1
6960259	Gold Hill	GHR96-5	-90	-	195	200	5	21360	25230		100	-	0.1	3.65	26	240	0.5	1	1.98	0.25	18	44	78	6.17	10	0.5	2.22	5	2.18	890	1
6960260	Gold Hill	GHR96-5	-90	-	200	205	5	21360	25230		2.5	-	0.1	3.66	12	430	0.25	1	2.13	0.25	7	47	16	4.64	10	0.5	1.77	10	2.02	710	1
6960261	Gold Hill	GHR96-5	-90	-	205	210	5	21360	25230		20	-	0.4	1.86	14	50	0.25	1	0.58	0.25	36	173	374	5.13	10	0.5	1.05	5	1.14	455	1
6960262	Gold Hill	GHR96-5	-90	-	210	215	5	21360	25230		50	-	0.1	3.47	52	470	0.25	1	0.91	0.25	17	103	68	5.32	10	0.5	1.85	5	2.32	650	1
6960263	Gold Hill	GHR96-5	-90	-	215	220	5	21360	25230		1340	-	0.2	3.24	220	290	0.25	1	1.62	0.25	18	107	41	4.93	10	0.5	1.55	5	2.19	565	3
6960264	Gold Hill	GHR96-5	-90	-	220	225	5	21360	25230		185	-	0.1	2.8	280	230	0.25	1	2.69	0.25	18	62	87	5.17	10	0.5	1.02	5	1.8	730	3
6960265	Gold Hill	GHR96-5	-90	-	225	230	5	21360	25230		60	-	0.4	2.95	194	180	0.25	1	2.24	0.25	15	104	108	5.4	10	0.5	0.97	5	2.16	750	1
6960266	Gold Hill	GHR96-5	-90	-	230	235	5	21360	25230		20	-	0.1	3.37	88	200	0.25	1	2.26	0.25	17	116	92	5.47	10	0.5	1.14	5	2.39	665	0.5
6960267	Gold Hill	GHR96-5	-90	-	235	240	5	21360	25230		65	-	0.1	3.42	158	210	0.25	1	2.03	0.25	18	106	98	5.71	10	0.5	1.13	5	2.37	710	4
6960268	Gold Hill	GHR96-5	-90	-	240	245	5	21360	25230		60	-	0.2	2.85	214	140	0.25	1	2.97	0.25	23	69	221	6.55	10	0.5	0.65	5	1.91	765	4
6960269	Gold Hill	GHR96-5	-90	-	245	250	5	21360	25230		15	-	0.1	3.31	44	210	0.25	1	1.68	0.25	17	84	80	5.09	10	0.5	1.13	5	2.27	625	4
6960270	Gold Hill	GHR96-5	-90	-	250	255	5	21360	25230		15	-	0.1	2.94	106	220	0.25	1	1.07	0.25	14	96	95	4.77	10	0.5	1.11	5	1.89	580	1
6960271	Gold Hill	GHR96-5	-90	-	255	260	5	21360	25230		65	-	0.2	1.97	232	160	0.25	2	1.89	0.25	13	44	269	5.23	10	0.5	0.57	10	1.19	665	5
6960272	Gold Hill	GHR96-5	-90	-	260	265	5	21360	25230		15	-	0.2	2.36	54	250	0.25	1	3.52	0.25	14	54	135	4.95	10	0.5	1.13	5	1.26	775	3
6960273	Gold Hill	GHR96-5	-90	-	265	270	5	21360	25230		175	-	0.1	2.69	812	170	0.25	2	2.42	0.25	22	87	182	5.28	10	0.5	1.02	5	1.66	720	3
6960274	Gold Hill	GHR96-5	-90	-	270	275	5	21360	25230		80	-	0.1	3.45	418	190	0.25	1	1.61	0.25	18	123	75	5.23	10	0.5	1.3	5	2.28	665	1
6960275	Gold Hill	GHR96-5	-90	-	275	280	5	21360	25230		160	-	0.1	3.12	2740	150	0.25	1	2.31	0.25	30	86	88	5.17	10	0.5	1.14	5	2.17	665	3
6960276	Gold Hill	GHR96-5	-90	-	280	285	5	21360	25230		120	-	0.2	3.38	556	170	0.25	1	1.67	0.25	24	114	111	5.64	10	0.5	1.2	5	2.21	580	2
6960277	Gold Hill	GHR96-5	-90	-	285	290	5	21360	25230		50	-	0.2	3.2	32	140	0.25	1	2.19	0.25	21	86	151	5.78	10	0.5	1.03	5	2.18	655	1
6960278	Gold Hill	GHR96-5	-90	-	290	295	5	21360	25230		195	-	0.4	3.37	46	170	0.25	2	2.24	0.25	18	94	88	5.33	10	0.5	1.3	5	2.27	675	2
6960279	Gold Hill	GHR96-5	-90	-	295	300	5	21360	25230		450	-	0.4	2.83	632	170	0.25	1	2.81	0.25	19	103	148	5.31	10	0.5	1.21	5	1.88	765	7
6960280	Gold Hill	GHR96-5	-90	-	300	305	5	21360	25230		595	-	0.2	3.17	176	200	0.25	1	1.85	0.25	16	109	99	5.24	10	0.5	1.33	5	2.15	645	6

Filename: RB96DRIL.WB2

Na	Ni	P	Pb	Sb	Sc	Sr	Ti	Tl	U	V	W	Zn	Cert
0.005	26	1110	14	1	10	179	0.26	5	5	113	5	86	A9635500
0.005	29	1100	8	1	11	100	0.27	5	5	121	5	94	A9635500
0.01	17	1340	6	1	5	138	0.17	5	5	74	5	68	A9635500
0.01	16	950	6	1	4	104	0.09	5	5	56	5	52	A9635500
0.02	11	1170	8	1	3	209	0.09	5	5	41	5	52	A9635500
0.005	28	920	32	1	6	181	0.17	5	5	73	5	106	A9635500
0.005	10	970	14	1	1	100	0.04	5	5	16	5	42	A9635500
0.01	10	1250	10	1	1	356	0.01	5	5	12	5	28	A9635500
0.005	29	910	8	1	5	257	0.24	5	5	73	5	56	A9635500
0.005	23	1160	12	1	5	268	0.18	5	5	65	5	54	A9635500
0.03	13	720	10	1	1	196	0.08	5	5	21	5	30	A9635500
0.01	12	720	14	1	1	221	0.09	5	5	20	5	40	A9635500
0.02	10	790	14	1	1	231	0.07	5	5	19	5	38	A9635500
0.03	3	780	8	1	0.5	295	0.07	5	5	17	5	34	A9635500
0.02	4	980	8	1	1	189	0.08	5	5	27	5	38	A9635500
0.02	3	780	6	1	1	249	0.06	5	5	19	5	44	A9635500
0.03	4	850	6	1	1	222	0.13	5	5	33	5	58	A9635500
0.03	3	690	4	1	1	205	0.14	5	5	29	5	52	A9635500
0.03	4	770	4	1	1	212	0.15	5	5	30	5	60	A9635500
0.03	5	760	6	1	1	163	0.15	5	5	35	5	60	A9635500
0.03	5	850	2	1	2	144	0.11	5	5	42	5	46	A9635500
0.03	3	840	6	1	1	99	0.08	5	5	31	5	42	A9635500
0.02	4	1310	2	1	3	160	0.08	5	5	47	5	52	A9635500
0.01	4	1290	18	1	2	140	0.11	5	5	49	5	54	A9635500
0.02	5	1230	12	1	2	178	0.1	5	5	50	5	56	A9635500
0.01	4	1110	10	1	1	224	0.09	5	5	30	5	56	A9635500
0.02	4	840	2	1	0.5	147	0.06	5	5	18	5	46	A9635500
0.01	4	900	6	1	1	159	0.09	5	5	26	5	60	A9635500
0.01	8	830	6	1	1	257	0.08	5	5	26	5	58	A9635500
0.03	3	720	14	1	0.5	366	0.05	5	5	14	5	50	A9635500
0.04	3	480	14	1	0.5	163	0.005	5	5	4	5	20	A9635500
0.04	1	460	6	1	0.5	116	0.005	5	5	3	5	10	A9635500
0.04	1	410	34	1	0.5	261	0.005	5	5	3	5	14	A9635500
0.04	3	380	8	1	0.5	127	0.005	5	5	1	5	6	A9635500
0.04	1	390	8	1	0.5	383	0.005	5	5	2	5	6	A9635500
0.04	1	360	6	1	0.5	265	0.005	5	5	2	5	6	A9635500
0.005	28	780	100	1	4	280	0.17	5	5	54	5	78	A9635500
0.04	1	320	8	1	0.5	295	0.005	5	5	3	5	8	A9635500
0.005	26	1130	12	1	8	106	0.19	5	5	104	5	46	A9635500
0.005	44	840	10	1	4	57	0.26	5	5	112	5	42	A9635500
0.02	29	1210	6	1	4	60	0.29	5	5	121	5	50	A9635500
0.05	33	1260	48	1	6	78	0.26	5	5	109	5	66	A9635500
0.02	36	1110	1	1	5	79	0.29	5	5	112	5	40	A9635500
0.07	26	1220	1	1	5	98	0.28	5	5	109	5	38	A9635500
0.005	34	750	4	1	4	59	0.33	5	5	113	5	52	A9635500
0.06	41	1230	1	1	5	68	0.28	5	5	111	5	38	A9635500
0.05	23	1230	4	1	4	100	0.28	5	5	96	5	46	A9635500
0.005	31	830	1	1	6	117	0.29	5	5	108	5	50	A9635500
0.04	18	1800	40	1	5	121	0.21	5	5	98	5	64	A9635500
0.02	8	1310	16	1	2	139	0.14	5	5	55	5	64	A9635500
0.05	16	870	6	1	4	89	0.15	5	5	59	5	54	A9635500
0.03	6	1160	6	1	3	142	0.13	5	5	51	5	48	A9635500
0.03	31	840	2	1	9	125	0.22	5	5	107	5	88	A9635500
0.03	6	1010	8	1	1	90	0.03	5	5	18	5	44	A9635500
0.07	8	930	18	1	1	121	0.03	5	5	23	5	68	A9635500
0.005	25	840	6	1	6	111	0.2	5	5	69	5	64	A9635500
0.04	22	750	8	1	4	261	0.15	5	5	54	5	56	A9635500
0.01	10	820	4	1	1	87	0.06	5	5	24	5	40	A9635500
0.07	8	880	6	1	1	51	0.03	5	5	19	5	28	A9635500
0.03	7	1510	12	1	3	62	0.16	5	5	67	5	60	A9635500

Na	N	P	Pb	Sb	Sc	Sr	Ti	Tl	U	V	W	Zn	Cert
0.05	10	1290	4	1	4	143	0.15	5	5	62	5	60	A9635500
0.005	11	1930	2	1	8	134	0.24	5	5	152	5	86	A9635500
0.03	13	1760	2	1	5	175	0.25	5	5	114	5	78	A9635500
0.01	8	2310	6	1	6	159	0.18	5	5	119	5	74	A9635500
0.05	9	1770	2	1	5	207	0.21	5	5	110	5	74	A9635500
0.005	9	2510	8	1	8	151	0.16	5	5	132	5	82	A9635500
0.06	9	1880	6	1	6	151	0.17	5	5	118	5	70	A9635500
0.01	10	2210	6	1	8	158	0.19	5	5	148	5	84	A9635500
0.06	8	1380	6	1	4	166	0.14	5	5	83	5	62	A9635500
0.02	9	1700	6	1	6	269	0.15	5	5	105	5	74	A9635500
0.04	6	1410	8	1	3	150	0.08	5	5	52	5	56	A9635500
0.03	4	1220	6	1	2	174	0.12	5	5	52	5	46	A9635500
0.06	8	780	4	1	2	128	0.04	5	5	25	5	44	A9635500
0.06	5	790	4	1	1	189	0.08	5	5	25	5	64	A9635500
0.04	4	880	16	1	2	215	0.1	5	5	31	5	82	A9635500
0.07	4	760	10	1	1	299	0.08	5	5	22	5	68	A9635500
0.04	3	590	6	1	0.5	309	0.02	5	5	11	5	46	A9635500
0.09	4	400	10	1	0.5	262	0.005	5	5	7	5	32	A9635500
0.06	3	400	12	1	0.5	126	0.005	5	5	4	5	26	A9635500
0.11	6	310	8	1	0.5	119	0.005	5	5	6	5	20	A9635500
0.05	4	320	6	1	0.5	156	0.005	5	5	3	5	24	A9635529
0.03	29	650	6	1	5	250	0.14	5	5	59	5	60	A9635529
0.02	38	870	4	2	14	80	0.31	5	5	157	5	62	A9635529
0.06	35	940	1	1	9	65	0.33	5	5	155	5	60	A9635529
0.03	35	770	6	2	5	51	0.31	5	5	134	5	64	A9635529
0.06	39	800	2	2	7	55	0.32	5	5	131	5	60	A9635529
0.04	35	1020	8	2	5	40	0.26	5	5	108	5	54	A9635529
0.06	47	930	1	2	6	67	0.31	5	5	118	5	54	A9635529
0.03	37	950	1	2	7	69	0.25	5	5	125	5	46	A9635529
0.03	41	860	1	4	11	84	0.16	5	5	133	5	48	A9635529
0.02	22	1100	2	2	5	40	0.17	5	5	84	5	60	A9635529
0.08	24	970	8	2	8	57	0.18	5	5	102	5	64	A9635529
0.05	24	1220	4	1	7	82	0.13	5	5	82	5	72	A9635529
0.13	22	610	2	1	5	76	0.2	5	5	73	5	80	A9635529
0.04	32	740	10	1	6	42	0.31	5	5	108	5	90	A9635529
0.1	38	810	8	4	8	49	0.35	5	5	121	5	96	A9635529
0.06	36	820	2	2	7	83	0.31	5	5	107	5	122	A9635529
0.07	40	810	6	2	19	127	0.22	5	5	170	5	114	A9635529
0.03	34	850	1	2	16	85	0.28	5	5	155	5	94	A9635529
0.11	13	1410	2	2	5	114	0.13	5	5	83	5	54	A9635529
0.05	8	1430	2	2	4	86	0.12	5	5	65	5	64	A9635529
0.11	4	1310	1	2	2	127	0.28	5	5	78	5	64	A9635529
0.05	14	1330	1	2	2	104	0.29	5	5	82	5	62	A9635529
0.1	34	820	2	1	6	101	0.27	5	5	94	5	58	A9635529
0.05	30	1060	1	1	4	66	0.26	5	5	97	5	60	A9635529
0.11	33	1100	1	2	7	68	0.31	5	5	120	5	62	A9635529
0.07	31	860	1	1	4	37	0.21	5	5	85	5	44	A9635529
0.11	36	910	1	2	7	57	0.27	5	5	108	5	62	A9635529
0.09	36	770	6	2	5	35	0.21	5	5	85	5	54	A9635529
0.14	27	950	1	1	7	65	0.29	5	5	110	5	58	A9635529
0.08	33	840	1	1	7	49	0.28	5	5	119	5	60	A9635529
0.1	34	1060	8	2	7	76	0.32	5	5	130	5	64	A9635529
0.09	31	1180	2	2	6	52	0.21	5	5	97	5	54	A9635529
0.1	40	860	4	2	7	37	0.34	5	5	131	5	66	A9635529
0.02	43	830	1	2	5	36	0.34	5	5	145	5	76	A9635529
0.04	37	730	2	2	7	69	0.34	5	5	181	5	62	A9635529
0.06	57	860	6	2	6	38	0.17	5	5	110	5	56	A9635529
0.05	36	810	6	2	13	73	0.24	5	5	147	5	60	A9635529
0.005	38	940	2	2	15	80	0.27	5	5	182	5	90	A9635529
0.04	35	730	6	2	10	119	0.16	5	5	100	5	58	A9635529
0.06	34	780	1	2	6	33	0.22	5	5	92	5	52	A9635529

Na	Ni	P	Pb	Sb	Sc	Sr	Ti	Tl	U	V	W	Zn	Cert
0.08	30	760	1	1	6	28	0.21	5	5	77	5	50	A9635529
0.09	34	790	1	2	6	24	0.22	5	5	88	5	52	A9635529
0.08	34	790	6	2	7	30	0.23	5	5	93	5	52	A9635529
0.1	34	1240	1	2	6	31	0.23	5	5	81	5	44	A9635529
0.07	31	980	1	1	6	45	0.25	5	5	85	5	44	A9635529
0.005	39	900	1	4	8	71	0.34	5	5	156	5	68	A9635529
0.03	10	1780	4	2	3	83	0.16	5	5	71	5	46	A9635529
0.04	10	1880	2	2	1	97	0.2	5	5	61	5	54	A9635529
0.06	35	890	1	2	5	46	0.26	5	5	97	5	54	A9635529
0.09	37	750	1	1	6	31	0.25	5	5	82	5	46	A9635529
0.09	29	800	8	1	5	28	0.22	5	5	73	5	50	A9635529
0.06	40	810	1	2	5	20	0.22	5	5	88	5	52	A9635529
0.05	28	1220	2	2	3	30	0.19	5	5	79	5	46	A9635529
0.05	14	2290	8	2	2	88	0.24	5	5	90	5	58	A9635529
0.01	32	1080	6	4	14	117	0.12	5	5	110	5	70	A9635529
0.04	18	2260	14	2	3	96	0.29	5	5	111	5	62	A9635529
0.03	12	2360	4	2	4	88	0.21	5	5	134	5	110	A9635529
0.04	10	1770	8	2	3	161	0.27	5	5	107	5	62	A9635529
0.06	12	1810	8	2	4	139	0.29	5	5	118	5	58	A9635529
0.04	20	1920	6	2	3	96	0.2	5	5	101	5	96	A9635529
0.05	19	1760	10	2	3	82	0.2	5	5	81	5	42	A9635529
0.04	13	1920	20	1	2	88	0.17	5	5	85	5	54	A9635529
0.04	11	1950	8	1	2	96	0.21	5	5	92	5	50	A9635529
0.03	10	2610	8	2	3	136	0.26	5	5	119	5	60	A9635529
0.02	9	2580	4	2	3	117	0.26	5	5	131	5	58	A9635529
0.03	9	2830	6	2	5	113	0.21	5	5	148	5	62	A9635529
0.01	16	1510	6	2	5	113	0.18	5	5	115	5	52	A9635529
0.01	32	660	2	2	9	62	0.26	5	5	175	5	64	A9635529
0.01	34	660	2	2	5	55	0.3	5	5	165	5	68	A9635529
0.05	22	1620	24	2	4	95	0.22	5	5	92	5	68	A9635529
0.01	34	630	2	4	7	148	0.28	5	5	144	5	60	A9635529
0.01	28	1390	4	2	11	191	0.08	5	5	149	5	56	A9635529
0.04	34	870	2	1	8	74	0.29	5	5	130	5	60	A9635529
0.05	36	740	10	2	5	43	0.25	5	5	101	5	74	A9635529
0.06	36	690	16	2	5	46	0.31	5	5	113	5	76	A9635529
0.02	14	860	12	1	3	73	0.16	5	5	48	5	86	A9635529
0.03	12	990	6	2	3	111	0.18	5	5	57	5	58	A9635529
0.01	25	1100	2	2	7	66	0.32	5	5	95	5	90	A9635529
0.03	7	690	2	2	1	101	0.13	5	5	22	5	42	A9635529
0.04	5	870	2	1	1	115	0.16	5	5	32	5	68	A9635531
0.005	3	900	6	1	0.5	155	0.12	5	5	18	5	40	A9635531
0.04	2	1090	1	2	1	47	0.14	5	5	29	5	42	A9635531
0.03	12	960	2	2	6	101	0.2	5	5	63	5	96	A9635531
0.03	8	1570	4	4	8	233	0.27	5	5	109	5	110	A9635531
0.03	13	1910	6	2	8	236	0.29	5	5	130	5	86	A9635531
0.01	14	2040	1	2	10	174	0.3	5	5	171	5	96	A9635531
0.05	8	1590	1	2	4	206	0.22	5	5	81	5	72	A9635531
0.04	4	1620	1	2	3	187	0.19	5	5	63	5	68	A9635531
0.01	5	1480	4	1	3	186	0.12	5	5	46	5	54	A9635531
0.04	4	1420	2	1	2	175	0.19	5	5	54	5	72	A9635531
0.05	4	1300	1	1	1	135	0.22	5	5	46	5	68	A9635531
0.04	5	1300	1	2	1	135	0.22	5	5	56	5	60	A9635531
0.06	4	1190	2	2	1	151	0.24	5	5	54	5	58	A9635531
0.04	5	1160	1	2	1	147	0.19	5	5	58	5	56	A9635531
0.05	5	1140	2	2	1	181	0.22	5	5	53	5	56	A9635531
0.04	8	680	8	1	3	278	0.14	5	5	38	5	54	A9635531
0.06	3	760	6	1	1	224	0.14	5	5	30	5	74	A9635531
0.06	3	400	8	1	0.5	203	0.03	5	5	12	5	48	A9635531
0.07	3	520	6	1	0.5	211	0.04	5	5	14	5	40	A9635531
0.04	10	510	4	1	1	104	0.05	5	5	21	5	64	A9635531
0.03	30	1000	8	2	9	126	0.23	5	5	113	5	70	A9635531

Na	Ni	P	Pb	Sb	Sc	Sr	TI	TI	U	V	W	Zn	Cert
0.02	34	1020	2	4	3	60	0.19	5	5	88	5	44	A9635531
0.005	28	1290	1	2	2	51	0.18	5	5	83	5	46	A9635531
0.02	41	1050	1	2	4	82	0.28	5	5	105	5	52	A9635531
0.02	40	910	6	2	8	135	0.29	5	5	153	5	54	A9635531
0.02	30	1490	2	2	9	176	0.22	5	5	115	5	40	A9635531
0.01	29	1370	2	4	9	138	0.19	5	5	127	5	38	A9635531
0.01	14	1960	6	2	11	359	0.17	5	5	116	5	44	A9635531
0.02	25	1790	40	2	5	109	0.27	5	5	125	5	70	A9635531
0.02	28	1840	6	8	5	128	0.2	5	5	114	5	48	A9635531
0.03	32	2170	6	2	9	183	0.16	5	5	157	5	66	A9635531
0.06	46	3130	2	2	7	107	0.19	5	5	135	5	62	A9635531
0.03	25	2120	6	2	4	107	0.25	5	5	122	5	58	A9635531
0.01	19	1640	4	22	3	187	0.12	5	5	97	5	40	A9635531
0.01	25	1730	2	8	3	79	0.21	5	5	119	5	58	A9635531
0.01	38	910	1	2	2	41	0.23	5	5	101	5	64	A9635531
0.01	35	720	52	12	2	49	0.15	5	5	103	5	76	A9635531
0.02	26	1490	14	6	2	50	0.2	5	5	91	5	56	A9635531
0.03	38	850	2	2	4	54	0.26	5	5	87	5	48	A9635531
0.01	40	890	2	4	4	52	0.26	5	5	103	5	56	A9635531
0.01	31	830	2	2	4	62	0.3	5	5	115	5	58	A9635531
0.01	24	970	1	2	4	49	0.23	5	5	123	5	64	A9635531
0.03	7	1400	2	2	1	77	0.17	5	5	71	5	64	A9635531
0.02	27	930	1	2	6	78	0.31	5	5	144	5	64	A9635531
0.03	11	1660	2	2	1	79	0.19	5	5	65	5	56	A9635531
0.01	8	1830	4	2	6	187	0.18	5	5	112	5	60	A9635531
0.04	6	2090	4	1	1	120	0.11	5	5	53	5	38	A9635531
0.05	12	1850	2	1	1	109	0.14	5	5	60	5	40	A9635531
0.03	35	730	18	2	6	73	0.34	5	5	130	5	46	A9635531
0.01	51	520	6	2	7	113	0.28	5	5	134	5	46	A9635531
0.03	47	720	1	1	5	48	0.32	5	5	118	5	42	A9635531
0.04	43	860	1	4	4	31	0.27	5	5	93	5	46	A9635531
0.03	40	830	2	2	3	30	0.26	5	5	95	5	46	A9635531
0.03	44	820	6	2	4	32	0.34	5	5	111	5	56	A9635531
0.04	45	970	2	2	4	35	0.29	5	5	93	5	56	A9635531
0.06	40	840	1	2	4	40	0.26	5	5	79	5	58	A9635531
0.05	41	730	2	1	4	59	0.24	5	5	68	5	40	A9635531
0.05	34	800	2	2	4	46	0.24	5	5	72	5	48	A9635531
0.04	29	1490	6	2	7	83	0.25	5	5	112	5	64	A9637538
0.05	35	1000	2	1	8	65	0.31	5	5	121	5	52	A9637538
0.03	20	1130	2	2	4	48	0.32	5	5	116	5	48	A9637538
0.05	13	1040	1	1	4	58	0.25	5	5	102	5	36	A9637538
0.04	28	1120	2	4	7	34	0.26	5	5	126	10	58	A9637538
0.03	17	950	2	2	5	60	0.25	5	5	101	5	44	A9637538
0.04	21	1030	1	4	4	54	0.21	5	5	88	5	40	A9637538
0.03	46	960	1	2	3	42	0.24	5	5	82	5	40	A9637538
0.02	45	900	1	1	3	39	0.24	5	5	63	5	40	A9637538
0.02	43	870	1	1	3	48	0.24	5	5	62	5	40	A9637538
0.03	45	900	2	1	3	46	0.25	5	5	67	5	44	A9637538
0.03	44	910	1	1	4	60	0.3	5	5	70	5	42	A9637538
0.04	31	1390	1	1	4	56	0.42	5	5	87	5	42	A9637538
0.04	46	990	1	1	5	55	0.34	5	5	86	5	42	A9637538
0.04	40	980	1	1	4	43	0.31	5	5	75	5	34	A9637538
0.04	39	1050	2	1	5	49	0.31	5	5	99	5	46	A9637538
0.04	43	1100	1	1	4	35	0.24	5	5	92	5	54	A9637538
0.04	56	1260	2	1	4	56	0.22	5	5	94	5	56	A9637538
0.05	38	1420	4	2	4	61	0.22	5	5	104	5	54	A9637538
0.04	41	1190	1	4	6	73	0.31	5	5	147	5	74	A9637538
0.05	54	1300	1	2	4	56	0.23	5	5	102	5	62	A9637538
0.04	48	1270	1	2	4	47	0.25	5	5	101	5	58	A9637538
0.03	44	1070	1	2	5	53	0.26	5	5	108	5	60	A9637538
0.02	49	1030	2	2	6	40	0.28	5	5	120	5	78	A9637538

Na	Ni	P	Pb	Sb	Sc	Sr	Ti	Tl	U	V	W	Zn	Cert
0.01	47	850	1	2	4	64	0.26	5	5	91	5	84	A9637538
0.01	39	710	1	2	4	89	0.32	5	5	108	5	88	A9637538
0.05	11	1170	4	1	4	80	0.24	5	5	76	5	54	A9637538
0.04	26	1210	4	2	5	90	0.37	5	5	122	5	74	A9637538
0.01	43	980	2	1	4	60	0.28	5	5	107	5	74	A9637538
0.04	33	1050	1	2	4	121	0.24	5	5	77	5	46	A9637538
0.04	33	790	1	2	4	94	0.26	5	5	91	5	58	A9637538
0.04	27	1230	2	1	3	121	0.26	5	5	79	5	60	A9637538
0.04	30	1020	1	2	3	86	0.27	5	5	79	5	54	A9637538
0.03	46	1010	1	2	4	68	0.28	5	5	113	5	70	A9637538
0.03	60	1410	2	1	4	79	0.23	5	5	111	5	80	A9637538
0.04	57	1400	2	1	4	122	0.22	5	5	96	5	84	A9637538
0.03	40	1500	1	2	3	98	0.29	5	5	109	5	92	A9637538
0.04	16	1670	8	2	3	110	0.39	5	5	113	5	84	A9637538
0.03	17	1730	1	2	3	130	0.3	5	5	101	5	86	A9637538
0.03	16	1540	2	2	3	96	0.33	5	5	122	5	94	A9637538
0.05	7	1930	1	2	6	202	0.29	5	5	142	5	86	A9637538
0.01	54	460	2	1	2	27	0.2	5	5	70	5	68	A9637538
0.03	43	870	2	1	4	63	0.29	5	5	112	5	88	A9637538
0.01	35	960	1	2	4	55	0.28	5	5	108	5	78	A9637538
0.03	12	1890	4	1	4	88	0.22	5	5	100	5	76	A9637538
0.02	34	810	6	1	6	74	0.31	5	5	116	5	90	A9637538
0.02	42	770	2	2	5	82	0.34	5	5	130	5	90	A9637538
0.01	39	1010	1	2	5	100	0.34	5	5	130	5	86	A9637538
0.02	30	1640	2	2	5	157	0.32	5	5	104	5	74	A9637538
0.01	45	940	34	2	4	103	0.28	5	5	90	5	96	A9637538
0.03	34	1160	10	1	4	88	0.28	5	5	89	5	80	A9637538
0.04	13	1470	18	1	3	118	0.22	5	5	79	5	56	A9637538
0.04	6	1800	20	2	1	123	0.2	5	5	72	5	74	A9637538
0.04	31	1180	14	2	4	114	0.24	5	5	82	5	66	A9637538
0.01	46	990	6	2	6	84	0.26	5	5	102	5	80	A9637538
0.01	44	1150	8	4	5	89	0.19	5	5	88	5	70	A9637538
0.01	49	1050	6	2	6	97	0.29	5	5	111	5	76	A9637538
0.005	46	1050	1	1	5	103	0.3	5	5	101	5	72	A9637538
0.01	48	980	1	2	6	96	0.31	5	5	108	5	80	A9637538
0.01	43	1010	2	2	5	88	0.23	5	5	100	5	104	A9637538
0.01	43	1000	6	2	5	82	0.26	5	5	112	5	118	A9637538

APPENDIX 2

Phase 1 Drill Program Drill Summary and Logs - Gold Hill Prospect

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-1
Pad #: GH96-1
Total Depth: 245'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 20840
Easting: 25850
Elevation: 4850'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/13/96 11:45
End: 9/17/96 1:10
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

COMMENTS / SKETCH
Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc... TIME

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID.	MINERALOGY Py	Asp	Fex	TIME
-5	6960001		2				1			1		1				
-10	6960002		2				1					1				10
-15	6960003		2				1					1			2	
-20	6960004		2				2					1			3	20
-25	6960005		3				3					1	1		2	
-30	6960006		3				3					1		T	1	30
-35	6960007		3				3			3		1		T	3	
-40	6960008		3				3			3		1		T	3	40
-45	6960009		3				3			1		1		T	1	
-50	6960010		3				2			3		1		T	1	50
-55	6960011		3				2			1		1		T	2	
-60	6960012		3				2			2		1		T	2	60
-65	6960013		2				3					1		T	2	
-70	6960014		2				2					2		1	2	70
-75	6960015		2				3			2		1		1	3	
-80	6960016		2				3			1		1		1	2	80
-85	6960017		8	9			2			1		1		1	1	
-90	6960018		9	2		1	3			2		2		T		90
-95	6960019		9			2	2			3		1		T		
-100	6960020		8	9			1			1		2		T		100
-105	6960021		8			1	1			2		1		T	1	
-110	6960022		8				2					1		T	1	110
-115	6960023		8				2			1		1		T	2	
-120	6960024		8				2					1		T		120
-125	6960025		8			3	2			2		1		T	1	
-130	6960026		2			1	3			1		1		T	1	130
-135	6960027		2				3	2		1		1		T	2	
-140	6960028		8				2			1		1		T	1	140
-145	6960029		8				2			1		1		T	2	
-150	6960030		8			2	3					2		T	3	150

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

PAGE 2 OF 2

Project: Rainbow Hill

Hole #: GHR96-1

Pad #: GH96-1

Total Depth: 245'

Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12

Area: Gold Hill

Northing: 20840

Easting: 25850

Elevation: 4850'

Inclination: -90

Azimuth: --

Logged By: D. Adams

Start: 9/13/96 11:45

End: 9/17/96 1:10

Drilling Co.: Denali Drilling Inc.

Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION QTZ--SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG' OXID'N	MINERALOGY Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-155	6960031		8			3	3					1			3		
-160	6960032		8			2	3			1		1		T	3	160	
-165	6960033		9			3	3			1		2	1	T	2		
-170	6960034		9			3	3		2	1		2		T	2	170	
-175	6960035		9			3	3			1		2		T	2		
-180	6960036		9			3	3			1		2	1	T	2	180	
-185	6960037		9			3	3					2	2	T	2		
-190	6960038		2			2	1					2			1	190	
-195	6960039		7			1	1					2			1		
-200	6960040		2			1	T					2			T	200	
-205	6960041		2			1						2			1		
-210	6960042		2			1	T					2			T	210	
-215	6960043		8			2						2			T		
-220	6960044		8			2	1					2			1	220	
-225	6960045		8			2						2			1		
-230	6960046		8			2	2					2		T	1	230	
-235	6960047		9	9		2	1					2		T	T		
-240	6960048		8	2		3	1					2		T	2	240	
-245	6960049		8			3	1					2		T	2		
-250																250	
-255																	
-260																260	
-265																	
-270																270	
-275																	
-280																280	
-285																	
-290																290	
-295																	
-300																300	

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-2
Pad #: GH96-1
Total Depth: 205'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 20836
Easting: 25854
Elevation: 4850'
Inclination: -60
Azimuth: 137
Logged By: D. Adams
Start: 9/18/96 8:30
End: 9/18/96 2:00
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

COMMENTS / SKETCH
Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ--SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID.	MINERALOGY: Py	Asp	Fex	TIME
-5	6960050		9			2						1			1	
-10	6960051		2	9		2						1			2	10
-15	6960052		9			2				1		1			2	
-20	6960053		2			2				2		1	T		3	20
-25	6960054		2			1				2		1	T		3	
-30	6960055		2							1		1	T		3	30
-35	6960056		2							1		1	T		2	
-40	6960057		2			3						1	T		2	40
-45	6960058		2			3				T		1	T		3	
-50	6960059		2			1						1			3	50
-55	6960060		2			2				T		1		T	3	
-60	6960061		2			1				1		1	T	T	3	60
-65	6960062		8			2				2		1	T	T	2	
-70	6960063		8			3			1	2		1	T	T	2	70
-75	6960064		9			1			1	1		1			2	
-80	6960065		9	2					1	1		1			2	80
-85	6960066		8	3		1				2		1		T	3	
-90	6960067		8	3		2		1		1		1		T	2	90
-95	6960068		8	3		3				2	T	2	1	T	2	
-100	6960069		8			3				2		2	T	T	2	100
-105	6960070		8					1		3		2	T	T		
-110	6960071		8			1				3		2	T	T	2	110
-115	6960072		8			3		1		2	T	2	T	2	1	
-120	6960073		2			1			1	3		2	T	T	3	120
-125	6960074		2			1				2		2	T	T	1	
-130	6960075		8			2				3		2		T	1	130
-135	6960076		8			2				3		2		T	1	
-140	6960077		9			3	2		1	2		2	T	T	3	140
-145	6960078		9			3	2		1	3		2	T	T	3	
-150	6960079		9			3	2		1	3		2	T	T	3	150

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill

Hole #: GHR96-2

Pad #: GH96-1

Total Depth: 205'

Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12

Area: Gold Hill

Northing: 20836

Easting: 25854

Elevation: 4850'

Inclination: -90

Azimuth: --

Logged By: D. Adams

Start: 9/18/96 8:30

End: 9/18/96 2:00

Drilling Co.: Denali Drilling Inc.

Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID.	MINERALOGY Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-155	6960080		9			3	2		1	3		2			3		
-160	6960081		8	9		3	3		1	3		2	T		3	160	
-165	6960082		8			3	1			2	T	2	T	2	2		
-170	6960083		8			2	1			1		2	T	T	1	170	
-175	6960084		8	9		3	1			1	T	2	1		1		
-180	6960085		8			2		1		T		2	T	T	1	180	
-185	6960086		8			3				T		2	T	T	1		
-190	6960087		8			2				1		2	T	T	1	190	
-195	6960088		8			2				T		2	T	T	2		
-200	6960089		8			2				1		2	T	T	2	200	
-205	6960090		8			1				2		2	T	T	3		
-210																210	
-215																	
-220																220	
-225																	
-230																230	
-235																	
-240																240	
-245																	
-250																250	
-255																	
-260																260	
-265																	
-270																270	
-275																	
-280																280	
-285																	
-290																290	
-295																	
-300																300	

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY	
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE	
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT
SULFIDE VOLUME %	
T	TRACE
1	1 - 5%
2	> 5%
DEGREE OF OXIDATION	
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY	
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-3
Pad #: GH96-2
Total Depth: 330'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 21780
Easting: 25790
Elevation: 4400'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/19/96 1:40
End: 9/20/96 6:00
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OX'N	MINERALOGY: Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc... TIME
-5	6960091		8			2									2	
-10	6960092		8			2		1								10
-15	6960093		8			3		1								
-20	6960094		8			3									1	20
-25	6960095		8			3								1	1	
-30	6960096		8			3								1		30
-35	6960097		8			3		2		1				1		
-40	6960098		8			3		1		1				1	1	40
-45	6960099		9	8		3				T				1		
-50	6960100		9			3								1	1	50
-55	6960101		9			3					T		T	1	3	
-60	6960102		9			3					1			1		60
-65	6960103		9			3								1		
-70	6960104		8			3		1						1		70
-75	6960105		8			3							1	1		
-80	6960106		8			3	1			1				1		80
-85	6960107		8			2		1					1	1		
-90	6960108		8			2		1		1						90
-95	6960109		8			3		T			1					
-100	6960110		8			3				1						100
-105	6960111		8			3				1						
-110	6960112		8			3		T		1						110
-115	6960113		8			3		T		1						
-120	6960114		8			2		T		1				T		120
-125	6960115		8			2		2					1	T		
-130	6960116		8			3		1		1			1	T		130
-135	6960117		8			3		1		T				T		
-140	6960118		8			3		T		2	T		1	T	1	140
-145	6960119		8			3		1		2				T		
-150	6960120		8			3		T		1				T	T	150

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY	
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE	
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT
SULFIDE VOLUME %	
T	TRACE
1	1 - 5%
2	> 5%
DEGREE OF OXIDATION	
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY	
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-3
Pad #: GH96-2
Total Depth: 330'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 21780
Easting: 25790
Elevation: 4400'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/19/96 2:30
End: 9/21/96 6:00
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ--SILICIF	SERICIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL. %	DEG. OXID.	MINERALOGY: Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-155	6960121		8			3				2		3			T		
-160	6960122		8			3				1		3	2		T	160	
-165	6960123		8			3						3	1		T		
-170	6960124		8			3						3	T	T		170	
-175	6960125		8			2						3	T	T			
-180	6960126		8			2				1		3	T	T		180	
-185	6960127		8			3		2		T		3	1	T			
-190	6960128		8			3		2		1	1	3	1			190	
-195	6960129		8			3		1		1		3					
-200	6960130		8			2		1				3				200	
-205	6960131		8			2						3					
-210	6960132		8			2						3				210	
-215	6960133		8			1						3					
-220	6960134		8			1		2		T		3				220	
-225	6960135		9			1		1				3					
-230	6960136		9			1		1		1	1	3				230	
-235	6960137		9			1				1	1	3					
-240	6960138		9			1				1		3				240	
-245	6960139		8			2		2				3					
-250	6960140		9	8		2		1		T		3				250	
-255	6960141		9			2		1				3		T			
-260	6960142		9			2		T			1	3		T		260	
-265	6960143		8	9		2					1	3	1	T			
-270	6960144		9			2				1	1	3	T	T		270	
-275	6960145		9			3				1	T	3	T	1			
-280	6960146		8	9		3		1		2		3	T		T	280	
-285	6960147		8			3		1		1	1	3	T				
-290	6960148		8			3		1		1	1	3				290	
-295	6960149		8			3				1		3		T			
-300	6960150		8			2				1		3		T		300	

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-3
Pad #: GH96-2
Total Depth: 330'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 21780
Easting: 25790
Elevation: 4400'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/19/96 2:30
End: 9/21/96 6:00
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID'N	MINERALOGY: Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-305	6960151		5			1				2		3			T		
-310	6960152		5			2		1		2		3			T	310	
-315	6960153		8			2		1		3		3			1		
-320	6960154		8			1		2		1		3				320	
-325	6960155		8			1				1		3			t		
-330	6960156		8			1				1		3			1	330	
-335															1		
-340																340	
-345																	
-350																350	
-355																	
-360																360	
-365																	
-370																370	
-375																	
-380																380	
-385																	
-390																390	
-395																	
-400																400	
-405																	
-410																410	
-415																	
-420																420	
-425																	
-430																430	
-435																	
-440																440	
-445																	
-450																450	

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY	
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE	
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT
SULFIDE VOLUME %	
T	TRACE
1	1 - 5%
2	> 5%
DEGREE OF OXIDATION	
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY	
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

PAGE 1 OF 3

- Project: Rainbow Hill
- Hole #: GHR96-4
- Pad #: GH96-3
- Total Depth: 315'
- Location: Healy A-1 Quadrangle, T 20S R 2E Sec. 12
- Area: Gold Hill
- Northing: 21360
- Easting: 25790
- Elevation: 4600'
- Inclination: -90
- Azimuth: --
- Logged By: D. Adams
- Start: 9/26/96 2:45
- End: 9/27/96 5:30
- Drilling Co.: Denali Drilling Inc.
- Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID.	MINERALOGY: Py	Asp	Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-5	6960157		9			2									1		
-10	6960158		9			2	2								1	10	
-15	6960159		2	9		2	2								T		
-20	6960160		2	5		2	2				T		1		T	20	
-25	6960161		2			2	2				T		1		T		
-30	6960162		2			2	2				T		1		1	30	
-35	6960163		2			1	3								2		
-40	6960164		2			3	3				T		T	T	2	40	
-45	6960165		2			3	3							T	2		
-50	6960166		9			2	1			1			1	T	T	50	
-55	6960167		9	2		1	1							T			
-60	6960168		9	5			1			1	T		1			60	
-65	6960169		8			2	1			1					1		
-70	6960170		8			2	1				T		1		1	70	
-75	6960171		9	8		2	1				T		1	T			
-80	6960172		9			1	T							T		80	
-85	6960173		9			1								T			
-90	6960174		9				T						1	T		90	
-95	6960175		9				1										
-100	6960176		9	5			1									100	
-105	6960177		5	9		2	1			2				T	1		
-110	6960178		5	9		2	1			1				T	2	110	
-115	6960179		5			3	2			1				T	2		
-120	6960180		5			3	2				1		1	T	2	120	
-125	6960181		2			3	2		2		T				2		
-130	6960182		2			2	T				T			T	T	130	
-135	6960183		2			1	1			1	T			T	1		
-140	6960184		2			1	T				T			T		140	
-145	6960185		2			1	T				T						
-150	6960186		2			1	T				T					150	

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill

Hole #: GHR96-4

Pad #: GH96-3

Total Depth: 315'

Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12

Area: Gold Hill

Northing: 21360

Easting: 25790

Elevation: 4600'

Inclination: -90

Azimuth: --

Logged By: D. Adams

Start: 9/26/96 2:45

End: 9/27/96 5:30

Drilling Co.: Denali Drilling Inc.

Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ-SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID.	MINERALOGY: Py	Asp	Fex
-155	6960187		2			T				1		3			
-160	6960188		2			2	T			1	T	3	1	T	
-165	6960189		2			2	2			2		3		T	1
-170	6960190		2			1	T	1				3		T	
-175	6960191		2			1						3			
-180	6960192		2							1		3			
-185	6960193		2			2	1			2		3		T	T
-190	6960194		2			2				2		3		T	
-195	6960195		2			3	1			2		3		T	
-200	6960196		2			2				1	1	3		2	
-205	6960197		2			3	1			2		3		T	
-210	6960198		8			1	1					3		T	
-215	6960199		8			3	2			1	1	3	1	T	
-220	6960200		8			3	1			1		3	1	T	
-225	6960201		8			2	1			1	1	3		T	
-230	6960202		2			1	1					3		T	
-235	6960203		2				T					3		T	T
-240	6960204		2			2				1		3		T	
-245	6960205		2			1	1					3		T	
-250	6960206		2			1	1			T	1	3		T	
-255	6960207		2			3	2			3	1	3		T	1
-260	6960208		8			3	1				1	3		T	
-265	6960209		8			3	1				1	3		T	
-270	6960210		8			2	1			1		3		T	
-275	6960211		8			2	1			2	1	3		T	
-280	6960212		8			2	1					3	2	T	
-285	6960213		8			2	1				1	3	1	T	
-290	6960214		8			1	T				1	3		T	
-295	6960215		8			1						3		T	
-300	6960216		8			1						3		T	

COMMENTS / SKETCH
Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc... TIME

150
170
180
190
200
210
220
230
240
250
260
270
280
290
300

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY		INTENSITY SCALE		MINERALOGY	
1	COLLUVIUM	T	TRACE	Py	Pyrite
2	QTZ-MICA SCHIST	1	MINOR	Asp	Arsenopyrite
3	QTZ-SERICITE SCHIST	2	MODERATE	Stb	*Stibnite*
4	CHLORITE SCHIST	3	ABUNDANT	Jm	Jamesonite/Boul.
5	QUARTZITE	**SULFIDE VOLUME %**		Au	Native Gold
6	MARBLE	T	TRACE	Gal	Galena
7	CALC SCHIST	1	1 - 5%	Asx	*As oxide*
8	SKARN/HORNFELS	2	> 5%	Sbx	Sb oxide
9	INTRUSIVE	**DEGREE OF OXIDATION**		Fex	Fe oxide
10	APLITE/PEGMATITE	1	OXIDIZED	Mnx	Mn oxide
11	GOUGE	2	MIXED		
12	HORNBLENDE HORNFELS	3	UNOXODIZED		
13	QUARTZ VEIN				

Project: Rainbow Hill
Hole #: GHR96-4
Pad #: GH96-3
Total Depth: 315'
Location: Healy A-1 Quadrangle
T 20S R 2E *Sec.* 12
Area: Gold Hill
Northing: 21360
Easting: 25790
Elevation: 4600'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/26/96 2:45
End: 9/27/96 5:30
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ--SILICIF	ALTERATION: SERICITIC	ALTERATION: CHLORITIC	ALTERATION: ARGILLIC	ALTERATION: CARBONATE	SULFIDE VOL %	DEG. OXID'N	MINERALOGY: Py	MINERALOGY: Asp	MINERALOGY: Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc... TIME
-305	6960217		8			3	T			1		3		T	T	
-310	6960218		8			3	1			1	1	3	1	T		310
-315	6960219		8			3	T			T	1	3	1	T		
-320																320
-325																
-330																330
-335																
-340																340
-345																
-350																350
-355																
-360																360
-365																
-370																370
-375																
-380																380
-385																
-390																390
-395																
-400																400
-405																
-410																410
-415																
-420																420
-425																
-430																430
-435																
-440																440
-445																
-450																450

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	*Galena*
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

- Project: Rainbow Hill
- Hole #: GHR96-5
- Pad #: GH96-4
- Total Depth: 305'
- Location: Healy A-1 Quadrangle, T 20S R 2E Sec. 12
- Area: Gold Hill
- Northing: 21360
- Easting: 25230
- Elevation: 4575'
- Inclination: -90
- Azimuth: --
- Logged By: D. Adams
- Start: 9/28/96 1:15
- End: 9/29/96 5:45
- Drilling Co.: Denali Drilling Inc.
- Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ--SILICIF	SERICITIC	CHLORITIC	ARGILLIC	CARBONATE	SULFIDE VOL %	DEG. OXID'N	MINERALOGY: Py	Asp	Fex	COMMENTS / SKETCH (Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...) TIME
-5	6960220		2			1	2					1		T	3	
-10	6960221		2			1	1			1		1		T	3	10
-15	6960222		2				2					1		T	3	
-20	6960223		2			1	2			1		1		T	3	20
-25	6960224		8			2	2					1		T	2	
-30	6960225		2			1	2	1				1		T	1	30
-35	6960226		2	8		2	2		1			1			2	
-40	6960227		8			1	2	1				1			1	40
-45	6960228		2			2	1					1			1	
-50	6960229		2	8		1	1	1				2			1	50
-55	6960230		8			2		1			T	2	T		1	
-60	6960231		8			1		1				2				60
-65	6960232		8					1				2		T		
-70	6960233		8			1	2					3		T	T	70
-75	6960234		8			2	1	1				3	T	T	T	
-80	6960235		8			2	2	1				3		T	T	80
-85	6960236		12			2	2	1				3			1	
-90	6960237		12			1	2	1				3				90
-95	6960238		12	9		2	1	1				3				
-100	6960239		12			3	1	2		1	1	3				100
-105	6960240		12			3	1	1		1		3				
-110	6960241		12			2	1	1				3	T	T	T	110
-115	6960242		8			1	1	1		T		3	T	T	1	
-120	6960243		8			1	1	1				3	T	T	T	120
-125	6960244		8	12		2	1	2		1	1	3	1	T	1	
-130	6960245		13			2	2	1		T		3	T	T	T	130
-135	6960246		10	8		3	2	T			1	3	2	T	T	
-140	6960247		8	10		3	1	1		2		3	T	T	T	140
-145	6960248		8			3	1	1			1	3	2	T	T	
-150	6960249		8			3	T	1			1	3	T	T		150

INT'L CANALASKA RESOURCES LTD.

LITHOLOGY

Code	Lithology
1	COLLUVIUM
2	QTZ-MICA SCHIST
3	QTZ-SERICITE SCHIST
4	CHLORITE SCHIST
5	QUARTZITE
6	MARBLE
7	CALC SCHIST
8	SKARN/HORNFELS
9	INTRUSIVE
10	APLITE/PEGMATITE
11	GOUGE
12	HORNBLENDE HORNFELS
13	QUARTZ VEIN

INTENSITY SCALE

Code	Intensity
T	TRACE
1	MINOR
2	MODERATE
3	ABUNDANT

SULFIDE VOLUME %

Code	Volume
T	TRACE
1	1 - 5%
2	> 5%

DEGREE OF OXIDATION

Code	Degree
1	OXIDIZED
2	MIXED
3	UNOXODIZED

MINERALOGY

Code	Mineral
Py	Pyrite
Asp	Arsenopyrite
Stb	Stibnite
Jm	Jamesonite/Boul.
Au	Native Gold
Gal	Galena
Asx	As oxide
Sbx	Sb oxide
Fex	Fe oxide
Mnx	Mn oxide

Project: Rainbow Hill
Hole #: GHR96-5
Pad #: GH96-4
Total Depth: 305'
Location: Healy A-1 Quadrangle
T 20S R 2E Sec. 12
Area: Gold Hill
Northing: 21360
Easting: 25230
Elevation: 4575'
Inclination: -90
Azimuth: --
Logged By: D. Adams
Start: 9/28/96 1:15
End: 9/29/96 5:25
Drilling Co.: Denali Drilling Inc.
Driller: J. Watansky

FOOTAGE	SAMPLE #	SAMPLE WT	PRIMARY LITH	SECOND LITH		ALTERATION: QTZ--SILICIF	ALTERATION: SERICITIC	ALTERATION: CHLORITIC	ALTERATION: ARGILLIC	ALTERATION: CARBONATE	SULFIDE VOL %	DEG. OXID. N	MINERALOGY: Py	MINERALOGY: Asp	MINERALOGY: Fex	COMMENTS / SKETCH Textures, Minerals, Stockwk's, Shears, Water Cont., Drilling Rate, Etc...	TIME
-305	6960280		2			2	1	3		2		3			1		
-310																310	
-315																	
-320																320	
-325																	
-330																330	
-335																	
-340																340	
-345																	
-350																350	
-355																	
-360																360	
-365																	
-370																370	
-375																	
-380																380	
-385																	
-390																390	
-395																	
-400																400	
-405																	
-410																410	
-415																	
-420																420	
-425																	
-430																430	
-435																	
-440																440	
-445																	
-450																450	

APPENDIX 3

Rock Sample Geochemical Results (1996) - Gold Hill Prospect

Sample #	Prospect 1	Prospect 2	Incl.	Azim.	From	To	Thick	Northing	Easting	Elev.	Au ppb	Au gpt	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu
6960001	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				70	-	0.6	2.65	238	170	0.25	1	2.84	0.25	17	92	166
6960002	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				55	-	0.2	2.67	214	200	0.25	1	2.6	0.25	17	80	117
6960003	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				35	-	0.2	1.92	188	170	0.25	1	2.75	0.25	12	68	101
6960004	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				380	-	0.6	1.21	1750	150	0.25	1	2.21	0.5	45	49	96
6960005	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				20	-	0.2	1.08	480	120	0.25	1	3.26	0.25	12	41	126
6960006	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				440	-	0.2	1.65	628	120	0.25	1	3.35	0.5	18	80	65
6960007	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				370	-	0.6	0.55	354	70	0.25	1	2.25	0.25	10	21	82
6960008	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				290	-	0.2	0.59	130	90	0.25	1	4.18	0.5	9	27	81
6960009	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				1350	-	0.2	1.97	1050	100	0.25	1	2.65	0.25	16	49	105
6960010	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				10000	24	0.6	1.87	2250	110	0.25	1	3.53	0.25	16	64	144
6960011	Gold Hill	Drill Road	Grab	Sample	N/A	N/A	N/A				35	-	0.6	0.84	124	110	0.25	1	1.63	0.25	10	66	143

Fe	Ga	Hg	K	La	Mg	Mn	Mo	Na	Ni	P	Pb	Sb	Sc	Sr	Ti	Tl	U	V	W	Zn	Cert
5.58	5	0.5	2.03	10	1.58	900	6	0.005	26	1110	14	1	10	179	0.26	5	5	113	5	86	A9635500
5.51	5	0.5	2.02	30	1.63	955	7	0.005	29	1100	8	1	11	100	0.27	5	5	121	5	94	A9635500
4.5	5	0.5	1.39	40	1.07	820	7	0.01	17	1340	6	1	5	138	0.17	5	5	74	5	68	A9635500
4.14	5	0.5	0.82	40	0.56	800	21	0.01	16	950	6	1	4	104	0.09	5	5	56	5	52	A9635500
3.86	5	0.5	0.73	30	0.53	860	7	0.02	11	1170	8	1	3	209	0.09	5	5	41	5	52	A9635500
4.62	5	0.5	1.18	10	0.86	995	8	0.005	28	920	32	1	6	181	0.17	5	5	73	5	106	A9635500
2.87	5	0.5	0.37	30	0.22	1045	9	0.005	10	970	14	1	1	100	0.04	5	5	16	5	42	A9635500
2.1	5	0.5	0.48	10	0.15	895	4	0.01	10	1250	10	1	1	356	0.01	5	5	12	5	28	A9635500
4.51	5	0.5	1.64	10	1.4	800	4	0.005	29	910	8	1	5	257	0.24	5	5	73	5	56	A9635500
4.7	5	0.5	1.48	10	1.22	950	6	0.005	23	1160	12	1	5	268	0.18	5	5	65	5	54	A9635500
3.18	5	0.5	0.66	10	0.36	460	5	0.03	13	720	10	1	1	196	0.08	5	5	21	5	30	A9635500

APPENDIX 4

Summary of Drill Intercepts for the TMC Zone drill program (1989 - 1990)

Summary of RVC and core drilling intercepts and gold values* for the TMC zone (1989 - 1990).

Drill Hole	Azim.	Dip	Intercept (Footage)	Elevation (Feet)	True Width (Feet)	-150 Mesh Fire Assay (opt gold)	Wt.'d Average Met. Seive (opt gold)
R-2	---	-90	20-30	4,839	10	N/A	0.260
R-5	---	-90	55-95	4,779	14	N/A	0.322
R-6	---	-90	30-70	4,803	14	N/A	0.211
R-10	0	-60	255-260	4,535	5	N/A	0.136
R-10	0	-60	270-275	4,525	5	N/A	0.169
R-11	0	-60	100-110	4,585	10	0.18	0.156
R-11	0	-60	225-250	4,475	25	0.144	0.026
R-11	0	-60	370-395	4,366	25	0.176	0.105
R-22	0	-75	180-185	4,330	5	0.122	0.004
R-22	0	-75	195-210	4,320	15	0.077	0.175
R-22	0	-75	280-290	4,235	10	0.120	0.100
R-23	0	-60	310-380	4,370	70	0.052	0.475
R-24	0	-75	90-95	4,550	5	0.121	0.126
R-24	0	-75	145-155	4,490	10	0.100	0.110
R-24	0	-75	160-170	4,486	10	0.006	0.102
R-24	0	-75	355-375	4,291	20	0.137	0.033
R-25	0	-60	205-215	4,400	10	0.038	0.102
C-2	15	-64	180-190	4,655	10	0.135	0.134
C-4	333	-70	100-101	4,700	1	0.123	0.007
C-4	333	-70	102-105	4,699	3	0.033	0.107
C-5	312	-69	277-279	4,450	2	0.116	N/A
C-6	320	-70	222-236	4,410	14	0.386	0.008
C-7	25	-67	74-75	4,705	1	0.136	N/A

*Intercepts selected using lower cutoff of 0.03 opt gold. Gold values are weighted average metallic seive values which represent the average of the -150 mesh and +150 mesh values. The -150 mesh fire assay values are shown for comparison.

APPENDIX 5

North - South Drill Sections for TMC Zone Gold Resource Model



TMC Zone - Drill Section 29,750 E
South
North
Elevation
4800
4700
4600
4500
4400
4300
4200
4100
4000
R23
R24
C5
Block 10:
5'@ 0.116 opt
Block 6:
10'@ 0.11 opt
Block 6A:
10'@ 0.102 opt
Block 1:
2'@ 0.116 opt
TD 321'
Block 3:
70'@ 0.475 opt
Block 4:
20'@ 0.033 opt
TD 600'
TD 600'
16400 N
16500 N
16600 N
16700 N
16800 N
16900 N
17000 N
Northing


TMC Zone - Drill Section 29,950 E
South
North
Elevation
4900
4800
4700
4600
4500
4400
4300
4200
4100
R11
Block 104:
10'@ 0.156 opt
Block 7:
25'@ 0.026 opt
Block 5:
25'@ 0.105 opt
TD 405'
16300 N
16400 N
16500 N
16600 N
16700 N
16800 N
16900 N
Northing


TMC Zone - Drill Section 30,145 E
South
North
Elevation
5000'
4900'
4800'
4700'
4600'
4500'
4400'
4300'
4200'
R10
C4
Block 12:
3'@ 0.107 opt
TD 167'
Block 9:
5'@ 0.169 opt
Block 8:
5'@ 0.136 opt
TD 405'
16300 N
16400 N
16500 N
16600 N
16700 N
16800 N
16900 N
Northing



TMC Zone - Drill Section 30,280 E
South
North
Elevation
5100'
5000'
4900'
4800'
4700'
4600'
4500'
4400'
4300'
C3
R2
R1
R9
Block 14:
10'@ 0.26 opt
Trench 5
Block 13:
14'@ 0.162 opt
TD 60'
TD 300'
TD 305'
TD 287.5'
16300 N
16400 N
16500 N
16600 N
16700 N
16800 N
16900 N
Northing

TMC Zone - Drill Section 30,430 E



South
North
Elevation
5000'
4900'
4800'
4700'
4600'
4500'
4400'
4300'
4200'
R8
R3
C2
C7
R5
R6
Trench 6
Block 15:
10'@ 0.263 opt
Block 16:
14'@ 0.211 opt
Block 17:
1'@ 0.136 opt
Block 18:
10'@ 0.134 opt
TD 100'
TD 300'
TD 302'
TD 400'
TD 350'
TD 471'
16400 N
16500 N
16600 N
16700 N
16800 N
16900 N
17000 N
Northing

ADDENDUM TO THE REPORT PREPARED BY DAVID D. ADAMS ON THE RAINBOW HILL PROPERTY

By

DAVID D. ADAMS

SPECTRUM RESOURCES INC.

APRIL 2002

TMC Zone Drill Inferred Gold Resource

A preliminary drill-inferred gold resource estimate for the TMC zone is based on intercepts obtained from 1989 and 1990 RVC and diamond core drilling, although surface trench rock chip channel sample intervals are sited in two instances as supportive evidence. The gold resource does not represent "proven" ("measured") resource or reserve, nor does it represent an economic valuation of the project. Here the term "drill-inferred resource" is comparable to a "inferred mineral resource" as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (2000).

STATEMENT OF QUALIFICATIONS

I, DAVID D. ADAMS, President of Spectrum Resources Inc., with a business address of P.O. Box 81598, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

1. I am a graduate of the University of Texas-El Paso, Texas, with a B.S. degree in Geology (1977). I am also a graduate of the University of Alaska-Fairbanks with an M.S. degree in Economic Geology (1983).

2. From 1977 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America.

3. I personally conducted numerous site visits and completed field work on the Rainbow Hill project from 1988 through 1992, and during September 1996, and was engaged by International CanAlaska Resources, Ltd. to write a compilation report and make recommendations for future work on the prospect.

4. I have no interest in International CanAlaska Resources, Ltd. or in the subject property, nor do I expect to receive any interest.

5. I have read the Canadian National Instrument and Form 43-101F, and I meet the criteria for a "qualified person" as specified on page 3 of this document.

6. I am a Certified Professional Geologist (CPG # 7586) with the American Institute of Professional Geologists, which meets the criteria for a "professional association" as specified on page 3 of the Canadian National Instrument and Form 43-101F. I also hold a Alaska State geologists license (# A221).

7. I approve of this report being used for a Prospectus or Statement of Material Facts or any other such document as may be required by the Vancouver Stock Exchange, the Ontario Stock Exchange, the Office of the Superintendent of Brokers for British Columbia, or other governmental agencies.

DATED in Fairbanks, Alaska this 1st day of April, 2002.


AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
7586
AIPC
DAVID D. ADAMS
CERTIFIED PROFESSIONAL GEOLOGIST

David D. Adams

David D. Adams, BS, MS, CPG# 7586